UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 13, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Results Announcement

31 December 2019

Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-3
Group Chief Executive Officer's Review	4
Group Finance Director's Review	5-6
Results by Business
● Barclays UK	7-9
● Barclays International	10-13
● Head Office	14
Quarterly Results Summary	15
Quarterly Results by Business	16-21
Performance Management
● Margins and Balances	22
● Remuneration	23-24
Risk Management
● Risk Management and Principal Risks	25
● Credit Risk	26-36
● Market Risk	37
● Treasury and Capital Risk	38-47
Statement of Directors' Responsibilities	48
Condensed Consolidated Financial Statements	49-53
Financial Statement Notes	54-61
Appendix: Non-IFRS Performance Measures	62-71
Shareholder Information	72

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2019 to the corresponding 12 months of 2018 and balance sheet analysis as at 31 December 2019 with comparatives relating to 31 December 2018. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 12 February 2020, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2019, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 62 to 71 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered improved returns and increased distributions to shareholders, with Group earnings per share of 24.4p and a return on tangible equity of 9.0% (both excluding litigation and conduct), and a total dividend of 9.0p

●
Group return on tangible equity (RoTE) improved year-on-year to 9.0%1 (2018: 8.5%), in line with the 2019 target. This represents the third consecutive year of improved year-on-year RoTE performance for the Group2

●
The Group continues to target >10% RoTE1. However, given global macroeconomic uncertainty and the current low interest rate environment, it has become more challenging to achieve this in 2020. Notwithstanding these headwinds, the Group believes it can achieve a meaningful improvement in returns in 2020

●
Group statutory profit before tax was £4.4bn (2018: £3.5bn) and, excluding litigation and conduct, was £6.2bn (2018: £5.7bn). Statutory earnings per share (EPS) were 14.3p (2018: 9.4p) and, excluding litigation and conduct were 24.4p (2018: 21.9p)

●	Common equity tier 1 (CET1) ratio was 13.8%, with the Group target remaining c.13.5%
●	Delivering attractive capital returns to shareholders remains a key priority, whilst also continuing to improve RoTE on a sustainable basis and investing in business growth

Returns1 Group RoTE target of >10% over time	●	Group profit before tax of £6.2bn (2018: £5.7bn) and EPS of 24.4p (2018: 21.9p)
		-	Barclays UK RoTE of 17.5% (2018: 16.7%)
		-	Barclays International RoTE of 9.3% (2018: 8.7%)
			-	Corporate and Investment Bank (CIB) RoTE of 8.0% (2018: 7.1%)
			-	Consumer, Cards and Payments (CC&P) RoTE of 15.9% (2018: 17.3%)
Cost efficiency1 Cost: income ratio of <60% over time	●
Group operating expenses were in line with the 2019 guidance of less than £13.6bn1. All operating businesses generated positive cost: income jaws and the Group delivered positive jaws for the third consecutive year1

	●	The 2019 cost: income ratio was 63%1 (2018: 66%), reflecting disciplined cost management as cost efficiencies were partially offset by continued investment
	●	Cost control remains a priority and management continues to target a cost: income ratio of <60% over time
Capital and dividends CET1 ratio target of c.13.5%3	●	Group CET1 ratio of 13.8% (December 2018: 13.2%)
	●	Total dividend for 2019 of 9.0p, up from 6.5p in 2018
	●	The Group capital returns policy remains unchanged, incorporating progressive ordinary dividends, supplemented with share buybacks as and when appropriate

●
Group profit before tax was £4.4bn (2018: £3.5bn), including an additional provision for Payment Protection Insurance (PPI) of £1,400m (2018: £400m). Profit before tax, excluding litigation and conduct, was £6.2bn (2018: £5.7bn). Income increased 2%, while operating expenses decreased 2%, resulting in an improved cost: income ratio of 63% (2018: 66%), with both Barclays UK and Barclays International delivering positive cost: income jaws1. Credit impairment charges increased to £1.9bn (2018: £1.5bn). The 2019 charge includes the impact of macroeconomic scenario updates and an overall reduction in unsecured gross exposures. Prior year comparatives included the impact of favourable macroeconomic scenario updates and a £150m charge regarding the anticipated economic uncertainty in the UK

●
Barclays UK profit before tax was £1.0bn (2018: £2.0bn) and, excluding litigation and conduct, was £2.6bn (2018: £2.4bn). Income was stable, as ongoing margin pressure was offset by continued growth in mortgages and deposits. Operating expenses decreased 2% as cost efficiencies were partially offset by planned investment and inflation, driving an improved cost: income ratio of 55% (2018: 56%). Credit metrics improved marginally in UK cards

●
Barclays International profit before tax was £4.1bn (2018: £3.8bn) and, excluding litigation and conduct, was £4.2bn (2018: £3.9bn), driven by income growth of 5% in CIB and 4% in CC&P. Operating expenses decreased 2% due to cost efficiencies partially offset by continued investment. Credit metrics were stable in US cards

●
Tangible net asset value (TNAV) per share was 262p (December 2018: 262p) as 14.3p of statutory EPS was offset by dividend payments totalling 7p per share and net negative reserve movements. Excluding litigation and conduct of 10p per share, EPS was 24.4p

1	Excluding litigation and conduct.
2	Excluding litigation and conduct and material items in 2017.
3	Group RoTE target based on an assumed CET1 ratio at the target of c.13.5%.

Barclays Group results
for the year ended	31.12.19	31.12.18
	£m	£m	% Change
Total income	21,632	21,136	2
Credit impairment charges	(1,912)	(1,468)	(30)
Net operating income	19,720	19,668	-
Operating costs	(13,359)	(13,627)	2
UK bank levy	(226)	(269)	16
Operating expenses	(13,585)	(13,896)	2
Guaranteed Minimum Pensions (GMP) charge	-	(140)
Litigation and conduct	(1,849)	(2,207)	16
Total operating expenses	(15,434)	(16,243)	5
Other net income	71	69	3
Profit before tax	4,357	3,494	25
Tax charge1	(1,003)	(911)	(10)
Profit after tax	3,354	2,583	30
Non-controlling interests	(80)	(234)	66
Other equity instrument holders	(813)	(752)	(8)
Attributable profit	2,461	1,597	54

Performance measures
Return on average tangible shareholders' equity	5.3%	3.6%
Average tangible shareholders' equity (£bn)	46.6	44.1
Cost: income ratio	71%	77%
Loan loss rate (bps)	55	44
Basic earnings per share	14.3p	9.4p
Dividend per share	9.0p	6.5p

Performance measures excluding litigation and conduct2
Profit before tax	6,206	5,701	9
Attributable profit	4,194	3,733	12
Return on average tangible shareholders' equity	9.0%	8.5%
Cost: income ratio	63%	66%
Basic earnings per share	24.4p	21.9p

Balance sheet and capital management3	£bn	£bn
Tangible net asset value per share	262p	262p
Common equity tier 1 ratio	13.8%	13.2%
Common equity tier 1 capital	40.8	41.1
Risk weighted assets	295.1	311.9
Average UK leverage ratio	4.5%	4.5%
UK leverage ratio	5.1%	5.1%

Funding and liquidity
Group liquidity pool (£bn)	211	227
Liquidity coverage ratio	160%	169%
Loan: deposit ratio	82%	83%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for FY18 by £211m. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.
3	Refer to pages 41 to 46 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

Group Chief Executive Officer's Review

"2019 was another year of progress for Barclays, continuing the positive momentum across our business and allowing us to increase returns to shareholders.

Excluding litigation and conduct, profit before tax was up 9% to £6.2bn, and Group return on tangible equity improved to 9.0% for the year, in line with our target for 2019.

Disciplined cost management and income growth resulted in a cost: income ratio of 63%, excluding litigation and conduct, and we saw positive jaws across all operating businesses, allowing us to continue investment in our service to customers and clients, including future growth opportunities, as well as improving profitability.

Barclays is a British universal bank, with a well-balanced mix of consumer and wholesale businesses, across geographies and currencies: this helps us deliver year-on-year improvements in profitability during a period of macroeconomic uncertainty.

We continue to believe that it is appropriate to target a return greater than 10%, and we are managing our business to achieve that. However, given the low interest rate environment, it has become more challenging to achieve that target in 2020. Nonetheless, Barclays is confident of further improving returns meaningfully this year.

Looking ahead, we will extend our customer reach by using our current strengths - our brand, our existing digital proposition, our universal banking model, and leading market positions. We will accelerate our digital journey, and continue to play a leading role in capturing innovation and bringing it to life, at scale, for millions of customers and clients. In this way, we will invest for growth in areas that are less capital intensive, further diversifying the Group without limiting our commitment to the businesses we already have.

Through continued cost discipline, we will also create the capacity to make targeted investments across our business.

With continued strong capital generation and a CET1 ratio of 13.8%, we are pleased to be able to deliver improved returns to shareholders, and have declared a total dividend of 9 pence per share - up from 6.5p in 2018, and three times that of 2017.

We expect future earnings to drive increased returns to shareholders, as we anticipate a significant reduction in charges related to litigation and conduct from this year onwards. We intend to pay a progressive ordinary dividend supplemented with additional cash returns to shareholders, including share buybacks, as and when appropriate.

I look forward to delivering for all of our stakeholders in 2020 and beyond."

James E Staley, Group Chief Executive Officer

Group Finance Director's Review

Group performance

●
RoTE, excluding litigation and conduct, increased to 9.0% (2018: 8.5%), in line with the 2019 target. EPS, excluding litigation and conduct, increased to 24.4p (2018: 21.9p). Statutory EPS was 14.3p (2018: 9.4p)

●
Profit before tax was £4,357m (2018: £3,494m), including an additional provision for PPI of £1,400m (2018: £400m). Excluding litigation and conduct, profit before tax was £6,206m (2018: £5,701m), with higher income and lower operating expenses partially offset by increased year-on-year credit impairment charges. The 4% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and operating expenses

●
Total income increased 2% to £21,632m. Barclays UK income was stable, as ongoing margin pressure and continued reduced risk appetite in UK cards were offset by mortgage and deposit balance growth. Barclays International income increased 5%, with CIB income up 5% and CC&P income up 4%. Within CIB, Markets income increased due to continued market share gains1, while Banking fees income was stable and a reduction in Corporate lending income was partially offset by an increase in Transaction banking income. Higher CC&P income reflected growth in US co-branded cards and payments partnerships

●
Credit impairment charges increased to £1,912m (2018: £1,468m). The 2019 charge includes the impact of macroeconomic scenario updates and an overall reduction in unsecured gross exposures. Prior year comparatives included the impact of favourable macroeconomic scenario updates and a £150m charge regarding the anticipated economic uncertainty in the UK

●
Operating expenses decreased to £13,585m (2018: £13,896m) in line with 2019 guidance, as cost efficiencies were partially offset by continued investment. Barclays UK and Barclays International each generated positive cost: income jaws, resulting in the Group cost: income ratio, excluding litigation and conduct, reducing to 63% (2018: 66%)

●	Total operating expenses of £15,434m (2018: £16,243m) included litigation and conduct charges of £1,849m (2018: £2,207m)
●
The effective tax rate was 23.0% (2018: 26.1%). Excluding litigation and conduct, the effective tax rate was 18.0% (2018: 17.2%). The Group's effective tax rate for future periods is expected to remain around 20%, excluding litigation and conduct

●
Attributable profit was £2,461m (2018: £1,597m). Excluding litigation and conduct, attributable profit was £4,194m (2018: £3,733m), generating an RoTE of 9.0% (2018: 8.5%) and EPS of 24.4p (2018: 21.9p)

Group capital and leverage

●	The CET1 ratio increased to 13.8% (December 2018: 13.2%)
-
CET1 capital decreased by £0.3bn to £40.8bn. This was driven by underlying profit generation of £5.0bn offset by dividends paid and foreseen of £2.4bn, the additional provision for PPI of £1.4bn, pension deficit reduction contribution payments of £0.5bn, a decrease in the currency translation reserve of £0.5bn, mainly driven by the depreciation of period end USD against GBP, and a loss on the redemption of Additional Tier 1 (AT1) securities of £0.4bn

	-	Risk Weighted Assets (RWAs) decreased by £16.8bn to £295.1bn primarily driven by the reduction in the Group's operational risk RWAs, as well as the depreciation of period end USD against GBP
●
The average UK leverage ratio remained stable at 4.5% (December 2018: 4.5%) primarily driven by a net increase in AT1 capital, offset by a modest increase in leverage exposure to £1,143bn (December 2018: £1,110bn). The UK leverage ratio also remained stable at 5.1% (December 2018: 5.1%)

1
Data Source: Coalition, FY19 Preliminary Competitor Analysis. Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

Group funding and liquidity

●
The liquidity pool, at £211bn (December 2018: £227bn), reflects the Group's prudent approach to liquidity management. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 160% (December 2018: 169%), equivalent to a surplus of £78bn (December 2018: £90bn). The liquidity pool, LCR and surplus have been managed down through the course of the year, supporting increased business funding requirements while maintaining a prudent liquidity position

●
Wholesale funding outstanding, excluding repurchase agreements, was £147.1bn (December 2018: £154.0bn). The Group issued £8.6bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 31.2% as at 31 December 2019 relative to an estimated requirement (including requisite buffers) of 31.3% by 1 January 2022. This requirement increased from 29.9% as at 30 June 2019, due to the revision of the Group's Pillar 2A requirement, following the removal of the Group's operational risk RWAs floor

Other matters

●
As at 31 December 2019, the Group held a provision of £1.2bn against the cost of PPI redress and associated processing costs. Q319 saw an exceptional level of claims and information requests received in advance of the complaint deadline of 29 August 2019. Of the greater than 2 million items outstanding at Q319, materially all have now been processed into Barclays' systems and 52% of the items processed have been resolved. Based on resolution of complaints during Q419, the observed outcomes support the level of provision. Further information can be found on pages 57 to 58

●
The latest triennial actuarial valuation of the UK Retirement Fund (UKRF), with an effective date of 30 September 2019, has been completed and showed a funding deficit of £2.3bn compared to a £7.9bn funding deficit in the previous triennial valuation (effective date 30 September 2016). Barclays and the UKRF Trustee have agreed a revised recovery plan including lower deficit reduction contributions. Further information can be found on page 59

Dividends / capital returns

●	A half year dividend of 3.0p was paid on 23 September 2019. Barclays declares a full year dividend of 6.0p per share, resulting in a total dividend of 9.0p per share for 2019 (up from 6.5p in 2018)
●	The Group's existing capital returns policy as set out in the FY18 results announcement remains unchanged:

"Barclays understands the importance of delivering attractive cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board's intention to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate"

Outlook and guidance

●
The Group continues to target >10% RoTE1. However, given global macroeconomic uncertainty and the current low interest rate environment, it has become more challenging to achieve this in 2020. Notwithstanding these headwinds, the Group believes it can achieve a meaningful improvement in returns in 2020

Tushar Morzaria, Group Finance Director

1	Excluding litigation and conduct.

Results by Business

Barclays UK	Year ended	Year ended
	31.12.19	31.12.18
Income statement information	£m	£m	% Change
Net interest income	5,888	6,028	(2)
Net fee, commission and other income	1,465	1,355	8
Total income	7,353	7,383	-
Credit impairment charges	(712)	(826)	14
Net operating income	6,641	6,557	1
Operating costs	(3,996)	(4,075)	2
UK bank levy	(41)	(46)	11
Operating expenses	(4,037)	(4,121)	2
Litigation and conduct	(1,582)	(483)
Total operating expenses	(5,619)	(4,604)	(22)
Other net income	-	3
Profit before tax	1,022	1,956	(48)
Attributable profit1	281	1,198	(77)

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	193.7	187.6
Total assets	257.8	249.7
Customer deposits at amortised cost	205.5	197.3
Loan: deposit ratio	96%	96%
Risk weighted assets	74.9	75.2
Period end allocated tangible equity	10.3	10.2

Key facts
Average loan to value of mortgage portfolio2	51%	49%
Average loan to value of new mortgage lending2	68%	65%
Number of branches	963	1,058
Mobile banking active customers	8.4m	7.3m
30 day arrears rate - Barclaycard Consumer UK	1.7%	1.8%

Performance measures
Return on average allocated tangible equity	2.7%	11.9%
Average allocated tangible equity (£bn)	10.3	10.0
Cost: income ratio	76%	62%
Loan loss rate (bps)	36	43
Net interest margin	3.09%	3.23%

Performance measures excluding litigation and conduct3	£m	£m
Profit before tax	2,604	2,439	7
Attributable profit	1,813	1,670	9
Return on average allocated tangible equity	17.5%	16.7%
Cost: income ratio	55%	56%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2
Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio. The prior period has been updated to align to this basis of preparation.

3	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Year ended	Year ended
	31.12.19	31.12.18
Analysis of total income	£m	£m	% Change
Personal Banking	4,009	4,006	-
Barclaycard Consumer UK	1,992	2,104	(5)
Business Banking	1,352	1,273	6
Total income	7,353	7,383	-

Analysis of credit impairment charges
Personal Banking	(195)	(173)	(13)
Barclaycard Consumer UK	(472)	(590)	20
Business Banking	(45)	(63)	29
Total credit impairment charges	(712)	(826)	14

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	151.9	146.0
Barclaycard Consumer UK	14.7	15.3
Business Banking	27.1	26.3
Total loans and advances to customers at amortised cost	193.7	187.6

Analysis of customer deposits at amortised cost
Personal Banking	159.2	154.0
Barclaycard Consumer UK	-	-
Business Banking	46.3	43.3
Total customer deposits at amortised cost	205.5	197.3

The income environment in 2019 was challenging for Barclays UK and the additional PPI provision of £1.4bn (2018: £0.4bn) impacted full year profit before tax. Nevertheless, the business continued to deliver strong growth in balances, increasing mortgage lending by £6.4bn and growing deposits by £8.2bn. Barclays UK also delivered positive cost: income jaws, leading to an improvement in the cost: income ratio (excluding litigation and conduct) as cost efficiencies outweighed continued investment.

2019 compared to 2018

Income statement

●
Profit before tax, excluding litigation and conduct, increased 7% to £2,604m and RoTE increased to 17.5% (2018: 16.7%) reflecting the resilience of the business in a challenging income environment. Including litigation and conduct charges of £1,582m (2018: £483m), profit before tax was £1,022m (2018: £1,956m)

●
Total income was stable at £7,353m (2018: £7,383m). A 2% reduction in net interest income to £5,888m (resulting in a lower net interest margin (NIM) of 3.09% (2018: 3.23%)) reflected higher refinancing activity by mortgage customers, lower interest earning lending (IEL) balances in UK cards and the mix effect from growth in secured lending. Net fee, commission and other income increased 8% to £1,465m, due to increased debt sales and the impact of treasury operations

-
Personal Banking income was stable at £4,009m (2018: £4,006m), reflecting ongoing mortgage margin pressure, offset by mortgage and deposit balance growth, improved deposit margins and treasury operations

-
Barclaycard Consumer UK income decreased 5% to £1,992m reflecting a continued reduced risk appetite and reduced borrowing by customers, which resulted in a lower level of IEL balances, partially offset by increased debt sales

	-	Business Banking income increased 6% to £1,352m driven by deposit growth, with improved deposit margins, and the non-recurrence of client remediation in 2018
●
Credit impairment charges decreased 14% to £712m reflecting the non-recurrence of a £100m specific charge in Q418 relating to the impact of anticipated economic uncertainty in the UK. Unsecured gross exposures were lower as a result of increased debt sales and an improved risk profile, both principally in UK cards. The 30 and 90 day arrears rates in UK cards decreased to 1.7% (Q418: 1.8%) and 0.8% (Q418: 0.9%) respectively

●	Operating expenses decreased 2% to £4,037m as cost efficiencies were partially offset by planned investment and inflation. The cost: income ratio, excluding litigation and conduct, was 55% (2018: 56%)

Balance sheet

●	Loans and advances to customers at amortised cost increased 3% to £193.7bn reflecting £6.4bn of mortgage growth
●	Customer deposits at amortised cost increased 4% to £205.5bn demonstrating franchise strength across both Personal and Business Banking
●	RWAs were stable at £74.9bn (2018: £75.2bn) as a reduction in UK cards (reflecting increased debt sales, lower IEL balances and an improved risk profile) was offset by growth in mortgages

Barclays International	Year ended	Year ended
	31.12.19	31.12.18
Income statement information	£m	£m	% Change
Net interest income	3,941	3,815	3
Net trading income	4,199	4,450	(6)
Net fee, commission and other income	6,535	5,761	13
Total income	14,675	14,026	5
Credit impairment charges	(1,173)	(658)	(78)
Net operating income	13,502	13,368	1
Operating costs	(9,163)	(9,324)	2
UK bank levy	(174)	(210)	17
Operating expenses	(9,337)	(9,534)	2
Litigation and conduct	(116)	(127)	9
Total operating expenses	(9,453)	(9,661)	2
Other net income	69	68	1
Profit before tax	4,118	3,775	9
Attributable profit1	2,816	2,599	8

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	132.8	127.2
Trading portfolio assets	113.3	104.0
Derivative financial instrument assets	228.9	222.1
Financial assets at fair value through the income statement	128.4	144.7
Cash collateral and settlement balances	79.4	74.3
Other assets	178.6	189.8
Total assets	861.4	862.1
Deposits at amortised cost	210.0	197.2
Derivative financial instrument liabilities	228.9	219.6
Loan: deposit ratio	63%	65%
Risk weighted assets	209.2	210.7
Period end allocated tangible equity	29.6	29.9

Performance measures
Return on average allocated tangible equity	9.0%	8.4%
Average allocated tangible equity (£bn)	31.2	31.0
Cost: income ratio	64%	69%
Loan loss rate (bps)	86	50
Net interest margin	4.07%	4.11%

Performance measures excluding litigation and conduct2	£m	£m
Profit before tax	4,234	3,902	9
Attributable profit	2,906	2,705	7
Return on average allocated tangible equity	9.3%	8.7%
Cost: income ratio	64%	68%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.19	31.12.18
Income statement information	£m	£m	% Change
FICC	3,364	2,863	17
Equities	1,887	2,037	(7)
Markets	5,251	4,900	7
Advisory	776	708	10
Equity capital markets	329	300	10
Debt capital markets	1,430	1,523	(6)
Banking fees	2,535	2,531	-
Corporate lending	765	878	(13)
Transaction banking	1,680	1,627	3
Corporate	2,445	2,505	(2)
Other1	-	(171)
Total income	10,231	9,765	5
Credit impairment (charges)/releases	(157)	150
Net operating income	10,074	9,915	2
Operating costs	(6,882)	(7,093)	3
UK bank levy	(156)	(188)	17
Operating expenses	(7,038)	(7,281)	3
Litigation and conduct	(109)	(68)	(60)
Total operating expenses	(7,147)	(7,349)	3
Other net income	28	27	4
Profit before tax	2,955	2,593	14
Attributable profit2	1,980	1,781	11

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	92.0	86.4
Trading portfolio assets	113.3	104.0
Derivative financial instrument assets	228.8	222.1
Financial assets at fair value through the income statement	127.7	144.2
Cash collateral and settlement balances	78.5	73.4
Other assets	155.3	160.4
Total assets	795.6	790.5
Deposits at amortised cost	146.2	136.3
Derivative financial instrument liabilities	228.9	219.6
Risk weighted assets	171.5	170.9

Performance measures
Return on average allocated tangible equity	7.6%	6.9%
Average allocated tangible equity (£bn)	25.9	26.0
Cost: income ratio	70%	75%

Performance measures excluding litigation and conduct3	£m	£m
Profit before tax	3,064	2,661	15
Attributable profit	2,064	1,843	12
Return on average allocated tangible equity	8.0%	7.1%
Cost: income ratio	69%	75%

1	From 2019, treasury items previously included in Other have been allocated to businesses.
2
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

3	Refer to pages 62 to 71 for more information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Year ended	Year ended
	31.12.19	31.12.18
Income statement information	£m	£m	% Change
Net interest income	2,822	2,731	3
Net fee, commission, trading and other income	1,622	1,530	6
Total income	4,444	4,261	4
Credit impairment charges	(1,016)	(808)	(26)
Net operating income	3,428	3,453	(1)
Operating costs	(2,281)	(2,231)	(2)
UK bank levy	(18)	(22)	18
Operating expenses	(2,299)	(2,253)	(2)
Litigation and conduct	(7)	(59)	88
Total operating expenses	(2,306)	(2,312)	-
Other net income	41	41	-
Profit before tax	1,163	1,182	(2)
Attributable profit1	836	818	2

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	40.8	40.8
Total assets	65.8	71.6
Deposits at amortised cost	63.8	60.9
Risk weighted assets	37.7	39.8

Key facts
30 day arrears rate - Barclaycard US	2.7%	2.7%
US cards customer FICO score distribution
<660	14%	14%
>660	86%	86%
Total number of Barclaycard payments clients	c.376,000	c.374,000
Value of payments processed (£bn)2	354	344

Performance measures
Return on average allocated tangible equity	15.8%	16.5%
Average allocated tangible equity (£bn)	5.3	5.0
Cost: income ratio	52%	54%
Loan loss rate (bps)	234	185

Performance measures excluding litigation and conduct3	£m	£m
Profit before tax	1,170	1,241	(6)
Attributable profit	842	862	(2)
Return on average allocated tangible equity	15.9%	17.3%
Cost: income ratio	52%	53%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Includes £272bn of merchant acquiring payments.
3	Refer to pages 62 to 71 for more information and calculations of performance measures excluding litigation and conduct.

Barclays International continued to make good progress on its strategy in 2019, with an improved performance in CIB and in CC&P. CIB delivered an RoTE of 8.0%, up 0.9%, with both Markets and Banking improving their market share1,2 and demonstrating a disciplined approach to costs. CC&P delivered an RoTE of 15.9% reflecting continued growth in US co-branded cards and payments partnerships.

2019 compared to 2018

Income statement

●	Profit before tax, excluding litigation and conduct, increased 9% to £4,234m with an RoTE of 9.3% (2018: 8.7%), reflecting returns in the CIB of 8.0% (2018: 7.1%) and CC&P of 15.9% (2018: 17.3%)
●	The 4% appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and operating expenses
●	Total income increased to £14,675m (2018: £14,026m)
	-	CIB income increased 5% to £10,231m
-
Markets income increased 7% to £5,251m reflecting further gains in market share in a declining revenue pool1. FICC income increased 17% to £3,364m reflecting a strong performance in rates and growth in securitised products. Equities income decreased 7% to £1,887m driven by equity derivatives, which were impacted by reduced client activity. Included in Markets was a £180m gain related to the Tradeweb position and a net loss of £77m due to the impact of treasury operations and hedging counterparty risk

		-	Banking fees income was stable at £2,535m. The business continued to gain market share in a declining fee pool2
-
Within Corporate, Transaction banking income increased 3% to £1,680m reflecting growth in deposits. This was offset by a decrease in Corporate lending income to £765m (2018: £878m). Excluding mark-to-market movements on loan hedges, Corporate lending income was broadly stable

	-	CC&P income increased 4% to £4,444m reflecting growth in US co-branded cards and payments partnerships
●	Credit impairment charges increased to £1,173m (2018: £658m)
	-	CIB credit impairment charges increased to £157m (2018: release of £150m) due to the non-recurrence of favourable macroeconomic scenario updates and single name recoveries in 2018
-
CC&P credit impairment charges increased to £1,016m (2018: £808m), reflecting the non-recurrence of favourable US macroeconomic scenario updates in 2018, as well as higher unsecured gross exposures due to balance growth in cards. Credit metrics remained stable, with 30 and 90 day arrears rates in US cards of 2.7% (Q418: 2.7%) and 1.4% (Q418: 1.4%) respectively

●	Operating expenses decreased 2% to £9,337m
	-	CIB operating expenses decreased 3% to £7,038m as cost efficiencies were partially offset by continued investment
	-	CC&P operating expenses increased 2% to £2,299m reflecting continued investment

Balance sheet

●	Loans and advances increased £5.6bn to £132.8bn mainly due to an increase in debt securities
●	Trading portfolio assets increased £9.3bn to £113.3bn due to increased trading activity, principally relating to the Equities business
●
Derivative financial instrument assets and liabilities increased £6.8bn to £228.9bn and £9.3bn to £228.9bn respectively driven by a decrease in major interest rate curves, partially offset by a decrease in foreign exchange volumes

●	Financial assets at fair value through the income statement decreased £16.3bn to £128.4bn driven by a focus on capital-efficient secured financing
●	Other assets decreased £11.2bn to £178.6bn predominantly due to a reduction in cash at central banks held as part of the liquidity pool
●	Deposits at amortised cost increased £12.8bn to £210.0bn due to increased deposits within CIB including the broadening of the business across Europe
●	RWAs decreased to £209.2bn (December 2018: £210.7bn) driven predominantly by depreciation of USD against GBP

1
Data Source: Coalition, FY19 Preliminary Competitor Analysis. Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

2	Data Source: Dealogic, for the period covering 1 January to 31 December 2019.

Head Office	Year ended	Year ended
	31.12.19	31.12.18
Income statement information	£m	£m	% Change
Net interest income	(422)	(781)	46
Net fee, commission and other income	26	508	(95)
Total income	(396)	(273)	(45)
Credit impairment (charges)/releases	(27)	16
Net operating income	(423)	(257)	(65)
Operating costs	(200)	(228)	12
UK bank levy	(11)	(13)	15
Operating expenses	(211)	(241)	12
GMP charge	-	(140)
Litigation and conduct	(151)	(1,597)	91
Total operating expenses	(362)	(1,978)	82
Other net income/(expenses)	2	(2)
Loss before tax	(783)	(2,237)	65
Attributable loss1	(636)	(2,200)	71

Balance sheet information	£bn	£bn
Total assets	21.0	21.5
Risk weighted assets	11.0	26.0
Period end allocated tangible equity	5.6	4.9

Performance measures
Average allocated tangible equity (£bn)	5.1	3.1

Performance measures excluding litigation and conduct2	£m	£m
Loss before tax	(632)	(640)	1
Attributable loss	(525)	(642)	18

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

2019 compared to 2018

Income statement

●
Loss before tax, excluding litigation and conduct was £632m (2018: £640m). Including litigation and conduct charges of £151m (2018: £1,597m), loss before tax was £783m (2018: £2,237m), which reflected the non-recurrence of the £1,420m Residential Mortgage Backed Securities settlement in 2018

●
Total income was an expense of £396m (2018: £273m), which included the funding costs of legacy capital instruments, treasury items and hedge accounting expenses, partially offset by the recognition of dividends on Barclays' stake in Absa Group Limited. The increase in income expense was mainly due to the non-recurrence of a £155m one-off gain in 2018 from the settlement of receivables relating to the Lehman Brothers acquisition

Balance sheet

●
Average allocated tangible equity increased to £5.1bn (2018: £3.1bn) mainly due to excess capital held in Head Office as a result of the Group's average CET1 ratio for 2019 being above the 13.0% used in the allocation of equity to the businesses

●	RWAs decreased to £11.0bn (December 2018: £26.0bn) mainly driven by the removal of the Group's operational risk RWAs floor

Quarterly Results Summary

Barclays Group
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,344	2,445	2,360	2,258	2,296	2,388	2,190	2,188
Net fee, commission and other income	2,957	3,096	3,178	2,994	2,777	2,741	3,386	3,170
Total income	5,301	5,541	5,538	5,252	5,073	5,129	5,576	5,358
Credit impairment charges	(523)	(461)	(480)	(448)	(643)	(254)	(283)	(288)
Net operating income	4,778	5,080	5,058	4,804	4,430	4,875	5,293	5,070
Operating costs	(3,308)	(3,293)	(3,501)	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)
UK bank levy	(226)	-	-	-	(269)	-	-	-
Operating expenses	(3,534)	(3,293)	(3,501)	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)
GMP charge	-	-	-	-	(140)	-	-	-
Litigation and conduct	(167)	(1,568)	(53)	(61)	(60)	(105)	(81)	(1,961)
Total operating expenses	(3,701)	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)
Other net income/(expenses)	20	27	27	(3)	37	20	(7)	19
Profit/(loss) before tax	1,097	246	1,531	1,483	374	1,461	1,895	(236)
Tax charge1	(189)	(269)	(297)	(248)	(75)	(192)	(386)	(258)
Profit/(loss) after tax	908	(23)	1,234	1,235	299	1,269	1,509	(494)
Non-controlling interests	(42)	(4)	(17)	(17)	(83)	(43)	(55)	(53)
Other equity instrument holders	(185)	(265)	(183)	(180)	(230)	(176)	(175)	(171)
Attributable profit/(loss)1	681	(292)	1,034	1,038	(14)	1,050	1,279	(718)

Performance measures
Return on average tangible shareholders' equity	5.9%	(2.4%)	9.0%	9.2%	(0.1%)	9.4%	11.8%	(6.5%)
Average tangible shareholders' equity (£bn)	46.4	48.4	46.2	45.2	44.3	44.6	43.5	44.2
Cost: income ratio	70%	88%	64%	63%	81%	67%	61%	99%
Loan loss rate (bps)	60	52	56	54	77	30	35	36
Basic earnings/(loss) per share	3.9p	(1.7p)	6.0p	6.1p	(0.1p)	6.1p	7.5p	(4.2p)

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,264	1,814	1,584	1,544	434	1,566	1,976	1,725
Attributable profit	803	1,233	1,074	1,084	48	1,135	1,338	1,212
Return on average tangible shareholders' equity	6.9%	10.2%	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%
Cost: income ratio	67%	59%	63%	62%	79%	65%	59%	63%
Basic earnings per share	4.7p	7.2p	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p

Balance sheet and capital management3	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,140.2	1,290.4	1,232.8	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2
Tangible net asset value per share	262p	274p	275p	266p	262p	260p	259p	251p
Common equity tier 1 ratio	13.8%	13.4%	13.4%	13.0%	13.2%	13.2%	13.0%	12.7%
Common equity tier 1 capital	40.8	41.9	42.9	41.4	41.1	41.7	41.4	40.2
Risk weighted assets	295.1	313.3	319.1	319.7	311.9	316.2	319.3	317.9
Average UK leverage ratio	4.5%	4.6%	4.7%	4.6%	4.5%	4.6%	4.6%	4.6%
Average UK leverage exposure	1,142.8	1,171.2	1,134.6	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9
UK leverage ratio	5.1%	4.8%	5.1%	4.9%	5.1%	4.9%	4.9%	4.8%
UK leverage exposure	1,007.7	1,099.8	1,079.4	1,065.0	998.6	1,063.5	1,030.1	1,030.8

Funding and liquidity
Group liquidity pool (£bn)	211	226	238	232	227	213	214	207
Liquidity coverage ratio	160%	151%	156%	160%	169%	161%	154%	147%
Loan: deposit ratio	82%	82%	82%	80%	83%	83%	83%	84%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.
3	Refer to pages 41 to 46 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,478	1,503	1,438	1,469	1,513	1,529	1,493	1,493
Net fee, commission and other income	481	343	333	308	350	367	343	295
Total income	1,959	1,846	1,771	1,777	1,863	1,896	1,836	1,788
Credit impairment charges	(190)	(101)	(230)	(191)	(296)	(115)	(214)	(201)
Net operating income	1,769	1,745	1,541	1,586	1,567	1,781	1,622	1,587
Operating costs	(1,023)	(952)	(1,022)	(999)	(1,114)	(988)	(968)	(1,005)
UK bank levy	(41)	-	-	-	(46)	-	-	-
Operating expenses	(1,064)	(952)	(1,022)	(999)	(1,160)	(988)	(968)	(1,005)
Litigation and conduct	(58)	(1,480)	(41)	(3)	(15)	(54)	(3)	(411)
Total operating expenses	(1,122)	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)
Other net (expenses)/income	-	-	(1)	1	(2)	1	5	(1)
Profit/(loss) before tax	647	(687)	477	585	390	740	656	170
Attributable profit/(loss)1	438	(907)	328	422	241	510	473	(26)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	193.7	193.2	189.1	187.5	187.6	186.7	185.3	184.3
Total assets	257.8	257.9	259.0	253.1	249.7	252.0	245.9	235.2
Customer deposits at amortised cost	205.5	203.3	200.9	197.3	197.3	195.8	194.3	192.0
Loan: deposit ratio	96%	97%	97%	96%	96%	96%	96%	96%
Risk weighted assets	74.9	76.8	76.2	76.6	75.2	74.8	75.0	72.5
Period end allocated tangible equity	10.3	10.4	10.3	10.5	10.2	10.1	10.2	9.8

Performance measures
Return on average allocated tangible equity	17.0%	(34.9%)	12.7%	16.3%	9.6%	20.1%	18.8%	(1.1%)
Average allocated tangible equity (£bn)	10.3	10.4	10.3	10.4	10.1	10.1	10.1	9.8
Cost: income ratio	57%	132%	60%	56%	63%	55%	53%	79%
Loan loss rate (bps)	38	20	47	40	61	24	45	43
Net interest margin	3.03%	3.10%	3.05%	3.18%	3.20%	3.22%	3.22%	3.27%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	705	793	518	588	405	794	659	581
Attributable profit	481	550	358	424	253	558	474	385
Return on average allocated tangible equity	18.7%	21.2%	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%
Cost: income ratio	54%	52%	58%	56%	62%	52%	53%	56%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,064	1,035	946	964	998	1,021	1,015	972
Barclaycard Consumer UK	533	472	497	490	522	551	504	527
Business Banking	362	339	328	323	343	324	317	289
Total income	1,959	1,846	1,771	1,777	1,863	1,896	1,836	1,788

Analysis of credit impairment (charges)/releases
Personal Banking	(71)	(36)	(36)	(52)	(44)	(8)	(49)	(72)
Barclaycard Consumer UK	(108)	(49)	(175)	(140)	(250)	(88)	(139)	(113)
Business Banking	(11)	(16)	(19)	1	(2)	(19)	(26)	(16)
Total credit impairment charges	(190)	(101)	(230)	(191)	(296)	(115)	(214)	(201)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	151.9	150.1	147.3	145.9	146.0	145.4	143.6	142.1
Barclaycard Consumer UK	14.7	14.9	15.1	15.0	15.3	15.3	15.2	15.2
Business Banking	27.1	28.2	26.7	26.6	26.3	26.0	26.5	27.0
Total loans and advances to customers at amortised cost	193.7	193.2	189.1	187.5	187.6	186.7	185.3	184.3

Analysis of customer deposits at amortised cost
Personal Banking	159.2	157.9	156.3	154.1	154.0	153.4	152.9	151.9
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	46.3	45.4	44.6	43.2	43.3	42.4	41.4	40.1
Total customer deposits at amortised cost	205.5	203.3	200.9	197.3	197.3	195.8	194.3	192.0

Barclays International
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	965	1,059	1,017	900	984	965	853	1,013
Net trading income	929	1,110	1,016	1,144	837	1,103	1,094	1,416
Net fee, commission and other income	1,558	1,581	1,870	1,526	1,400	1,222	1,760	1,379
Total income	3,452	3,750	3,903	3,570	3,221	3,290	3,707	3,808
Credit impairment charges	(329)	(352)	(247)	(245)	(354)	(143)	(68)	(93)
Net operating income	3,123	3,398	3,656	3,325	2,867	3,147	3,639	3,715
Operating costs	(2,240)	(2,282)	(2,435)	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)
UK bank levy	(174)	-	-	-	(210)	-	-	-
Operating expenses	(2,414)	(2,282)	(2,435)	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)
Litigation and conduct	(86)	-	(11)	(19)	(33)	(32)	(47)	(15)
Total operating expenses	(2,500)	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)
Other net income	17	21	13	18	32	12	11	13
Profit before tax	640	1,137	1,223	1,118	215	850	1,297	1,413
Attributable profit/(loss)1	397	799	832	788	(21)	687	926	1,007

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	132.8	138.1	134.8	130.9	127.2	132.4	125.5	117.5
Trading portfolio assets	113.3	119.4	120.0	117.2	104.0	124.6	116.5	114.9
Derivative financial instrument assets	228.9	286.0	243.8	217.3	222.1	214.8	228.2	214.1
Financial assets at fair value through the income statement	128.4	158.0	154.7	153.5	144.7	147.8	141.2	150.6
Cash collateral and settlement balances	79.4	112.5	101.3	97.8	74.3	94.3	91.5	82.6
Other assets	178.6	195.6	196.8	202.3	189.8	186.3	183.6	186.9
Total assets	861.4	1,009.6	951.4	919.0	862.1	900.2	886.5	866.6
Deposits at amortised cost	210.0	217.6	212.0	215.5	197.2	200.3	191.0	167.2
Derivative financial instrument liabilities	228.9	283.3	243.0	213.5	219.6	213.7	224.9	210.8
Loan: deposit ratio	63%	63%	64%	61%	65%	66%	66%	70%
Risk weighted assets	209.2	223.1	214.8	216.1	210.7	214.6	218.0	214.2
Period end allocated tangible equity	29.6	31.4	30.2	30.6	29.9	30.2	30.5	30.0

Performance measures
Return on average allocated tangible equity	5.1%	9.9%	10.7%	10.4%	(0.3%)	8.8%	11.8%	13.4%
Average allocated tangible equity (£bn)	30.9	32.2	31.1	30.5	31.3	31.1	31.4	30.1
Cost: income ratio	72%	61%	63%	62%	83%	70%	63%	61%
Loan loss rate (bps)	96	99	72	73	107	41	22	31
Net interest margin	4.29%	4.10%	3.91%	3.99%	3.98%	3.87%	4.03%	4.57%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	726	1,137	1,234	1,137	248	882	1,344	1,428
Attributable profit	461	801	840	804	13	713	960	1,019
Return on average allocated tangible equity	6.0%	10.0%	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%
Cost: income ratio	70%	61%	62%	62%	82%	69%	62%	60%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	726	816	920	902	570	688	736	869
Equities	409	494	517	467	375	471	601	590
Markets	1,135	1,310	1,437	1,369	945	1,159	1,337	1,459
Advisory	202	221	221	132	242	151	168	147
Equity capital markets	56	86	104	83	53	55	90	102
Debt capital markets	322	381	373	354	330	313	446	434
Banking fees	580	688	698	569	625	519	704	683
Corporate lending	202	195	216	152	243	197	198	240
Transaction banking	397	424	444	415	412	416	385	414
Corporate	599	619	660	567	655	613	583	654
Other	-	-	-	-	(74)	(56)	(44)	3
Total income	2,314	2,617	2,795	2,505	2,151	2,235	2,580	2,799
Credit impairment (charges)/releases	(30)	(31)	(44)	(52)	(35)	3	23	159
Net operating income	2,284	2,586	2,751	2,453	2,116	2,238	2,603	2,958
Operating costs	(1,691)	(1,712)	(1,860)	(1,619)	(1,835)	(1,712)	(1,773)	(1,773)
UK bank levy	(156)	-	-	-	(188)	-	-	-
Operating expenses	(1,847)	(1,712)	(1,860)	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)
Litigation and conduct	(79)	(4)	(7)	(19)	(23)	(32)	-	(13)
Total operating expenses	(1,926)	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)
Other net income	1	12	3	12	15	4	5	3
Profit before tax	359	882	887	827	85	498	835	1,175
Attributable profit/(loss)1	193	609	596	582	(84)	431	600	834

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	92.0	95.8	92.1	90.6	86.4	93.3	87.8	81.3
Trading portfolio assets	113.3	119.3	119.9	117.2	104.0	124.5	116.5	114.9
Derivative financial instruments assets	228.8	286.0	243.7	217.3	222.1	214.8	228.1	214.2
Financial assets at fair value through the income statement	127.7	157.3	154.1	152.9	144.2	147.3	140.7	150.2
Cash collateral and settlement balances	78.5	111.6	100.4	96.9	73.4	93.3	90.6	81.1
Other assets	155.3	171.5	168.1	163.2	160.4	153.8	151.6	159.8
Total assets	795.6	941.5	878.3	838.1	790.5	827.0	815.3	801.5
Deposits at amortised cost	146.2	152.1	145.4	151.4	136.3	137.6	130.3	107.6
Derivative financial instrument liabilities	228.9	283.2	242.9	213.5	219.6	213.7	224.9	210.9
Risk weighted assets	171.5	184.9	175.9	176.6	170.9	175.9	180.4	181.3

Performance measures
Return on average allocated tangible equity	3.0%	9.1%	9.2%	9.3%	(1.3%)	6.6%	9.1%	13.0%
Average allocated tangible equity (£bn)	25.8	26.9	25.8	25.1	26.0	25.9	26.4	25.6
Cost: income ratio	83%	66%	67%	65%	95%	78%	69%	64%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	438	886	894	846	108	530	835	1,188
Attributable profit/(loss)	251	614	601	598	(57)	456	600	844
Return on average allocated tangible equity	3.9%	9.2%	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%
Cost: income ratio	80%	65%	67%	65%	94%	77%	69%	63%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	717	720	720	665	664	691	699	677
Net fee, commission, trading and other income	421	413	388	400	406	364	428	332
Total income	1,138	1,133	1,108	1,065	1,070	1,055	1,127	1,009
Credit impairment charges	(299)	(321)	(203)	(193)	(319)	(146)	(91)	(252)
Net operating income	839	812	905	872	751	909	1,036	757
Operating costs	(549)	(570)	(575)	(587)	(606)	(565)	(533)	(527)
UK bank levy	(18)	-	-	-	(22)	-	-	-
Operating expenses	(567)	(570)	(575)	(587)	(628)	(565)	(533)	(527)
Litigation and conduct	(7)	4	(4)	-	(10)	-	(47)	(2)
Total operating expenses	(574)	(566)	(579)	(587)	(638)	(565)	(580)	(529)
Other net income	16	9	10	6	17	8	6	10
Profit before tax	281	255	336	291	130	352	462	238
Attributable profit1	204	190	236	206	63	256	326	173

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	40.8	42.3	42.7	40.3	40.8	39.1	37.7	36.2
Total assets	65.8	68.1	73.1	80.9	71.6	73.2	71.2	65.1
Deposits at amortised cost	63.8	65.5	66.6	64.1	60.9	62.7	60.7	59.6
Risk weighted assets	37.7	38.2	38.9	39.5	39.8	38.7	37.6	32.9

Performance measures
Return on average allocated tangible equity	15.9%	14.2%	17.8%	15.4%	4.8%	19.8%	26.2%	15.6%
Average allocated tangible equity (£bn)	5.1	5.3	5.3	5.4	5.3	5.2	5.0	4.5
Cost: income ratio	50%	50%	52%	55%	60%	54%	51%	52%
Loan loss rate (bps)	273	283	180	182	290	138	90	263

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	288	251	340	291	140	352	509	240
Attributable profit	210	187	239	206	70	257	360	175
Return on average allocated tangible equity	16.3%	14.0%	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%
Cost: income ratio	50%	50%	52%	55%	59%	54%	47%	52%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(99)	(117)	(95)	(111)	(201)	(106)	(156)	(318)
Net fee, commission and other income	(11)	62	(41)	16	190	49	189	80
Total income	(110)	(55)	(136)	(95)	(11)	(57)	33	(238)
Credit impairment (charges)/releases	(4)	(8)	(3)	(12)	7	4	(1)	6
Net operating (expenses)/income	(114)	(63)	(139)	(107)	(4)	(53)	32	(232)
Operating costs	(45)	(59)	(44)	(52)	(69)	(64)	(36)	(59)
UK bank levy	(11)	-	-	-	(13)	-	-	-
Operating expenses	(56)	(59)	(44)	(52)	(82)	(64)	(36)	(59)
GMP charge	-	-	-	-	(140)	-	-	-
Litigation and conduct	(23)	(88)	(1)	(39)	(12)	(19)	(31)	(1,535)
Total operating expenses	(79)	(147)	(45)	(91)	(234)	(83)	(67)	(1,594)
Other net income/(expenses)	3	6	15	(22)	7	7	(23)	7
Loss before tax	(190)	(204)	(169)	(220)	(231)	(129)	(58)	(1,819)
Attributable loss1	(154)	(184)	(126)	(172)	(234)	(147)	(120)	(1,699)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	21.0	22.9	22.4	21.4	21.5	18.6	17.2	40.4
Risk weighted assets	11.0	13.4	28.1	27.0	26.0	26.8	26.3	31.2
Period end allocated tangible equity	5.6	5.5	7.0	4.5	4.9	4.2	3.6	3.0

Performance measures
Average allocated tangible equity (£bn)	5.2	5.8	4.8	4.3	2.9	3.4	2.0	4.3

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(167)	(116)	(168)	(181)	(219)	(110)	(27)	(284)
Attributable loss	(139)	(118)	(124)	(144)	(218)	(136)	(96)	(192)

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated. This change does not impact EPS or return on average tangible shareholders' equity.

2	Refer to pages 62 to 71 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Year ended 31.12.19			Year ended 31.12.181
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,888	190,849	3.09	6,028	186,881	3.23
Barclays International2	4,021	98,824	4.07	3,966	96,434	4.11
Total Barclays UK and Barclays International	9,909	289,673	3.42	9,994	283,315	3.53
Other3	(502)			(932)
Total Barclays Group	9,407			9,062

1
The Group's treasury results are reported directly within Barclays UK and Barclays International from Q218 following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income, rather than in Net interest income.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group NIM decreased 11bps to 3.42% and Barclays UK NIM decreased 14bps to 3.09%, primarily reflecting increased refinancing activity by mortgage customers and competitive pressure, lower IEL in UK cards and the mix effect from growth in secured lending.

The Group combined product and equity structural hedge notional as at 31 December 2019 was £171bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £1.8bn (2018: £1.7bn) and net structural hedge contributions of £0.5bn (2018: £0.8bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.19	£m	£m	%
Barclays UK	1,478	193,610	3.03
Barclays International1	1,036	95,819	4.29
Total Barclays UK and Barclays International	2,514	289,429	3.45

Three months ended 30.09.19
Barclays UK	1,503	192,262	3.10
Barclays International1	1,038	100,589	4.10
Total Barclays UK and Barclays International	2,541	292,851	3.44

Three months ended 30.06.19
Barclays UK	1,438	189,172	3.05
Barclays International1	980	100,645	3.91
Total Barclays UK and Barclays International	2,418	289,817	3.35

Three months ended 31.03.19
Barclays UK	1,469	187,570	3.18
Barclays International1	967	98,313	3.99
Total Barclays UK and Barclays International	2,436	285,883	3.46

Three months ended 31.12.18
Barclays UK	1,513	187,813	3.20
Barclays International1	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47

1	Barclays International margins include interest earning lending balances within the investment banking business.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 85-123 of the Barclays PLC Annual Report 2019 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended	Year ended
	31.12.19	31.12.18
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,008	1,067	6
Deferred bonus	429	515	17
Commissions and other incentives	53	67	21
Total incentive awards granted	1,490	1,649	10

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(293)	(359)	18
Add: current year charges for deferred bonuses from previous years	308	299	(3)
Other differences between incentive awards granted and income statement charge	(48)	(33)	(45)
Income statement charge for performance costs	1,457	1,556	6

Other income statement charges:
Salaries	4,332	4,200	(3)
Social security costs	573	558	(3)
Post-retirement benefits1	501	619	19
Other compensation costs	480	413	(16)
Total compensation costs2	7,343	7,346	-

Other resourcing costs:
Outsourcing	433	594	27
Redundancy and restructuring	132	133	1
Temporary staff costs	256	386	34
Other	151	170	11
Total other resourcing costs	972	1,283	24

Total staff costs	8,315	8,629	4

Group compensation costs as a % of total income3	33.9	34.1
Group staff costs as a % of total income3	38.4	40.2

1	Post-retirement benefits charge includes £270m (2018: £236m) in respect of defined contribution schemes and £231m (2018: £383m) in respect of defined benefit schemes.
2	£439m (2018: £296m) of Group compensation was capitalised as internally generated software.
3	Comparative excludes a GMP charge of £140m.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected1,2
	Year ended	Year ended	Year ended	2021 and
	31.12.18	31.12.19	31.12.20	beyond
	£m	£m	£m	£m
Deferred bonuses from 2016 and earlier bonus pools	169	56	7	-
Deferred bonuses from 2017 bonus pool	130	83	39	6
Deferred bonuses from 2018 bonus pool	156	169	98	59
Deferred bonuses from 2019 bonus pool	-	136	129	121
Income statement charge for deferred bonuses	455	444	273	186

1	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2020 and beyond.

Charging of deferred bonus profile1
Grant date	Expected payment date(s)2	Year	Income statement charge profile of 2019 awards3,4
March 2020		2019	35%
		2020	34%
	March 2021 (33.3%)	2021	21%
	March 2022 (33.3%)	2022	9%
	March 2023 (33.3%)	2023	1%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to 5- or 7-year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award including lapse.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Group are identified in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; conduct risk; reputation risk; model risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2019 or online at home.barclays/annualreport. The risks associated with the process of the UK withdrawal from the European Union continue to be closely monitored. Impairment stock as at 31 December 2019 continues to include an adjustment of £150m representing the anticipated impact of the economic uncertainty in the UK.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 December 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 December 2019.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

As at 31.12.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	143,097	23,198	2,446	168,741	198	1,277	974	2,449	166,292
Barclays International	27,886	4,026	1,875	33,787	352	774	1,359	2,485	31,302
Head Office	4,803	500	826	6,129	5	36	305	346	5,783
Total Barclays Group retail	175,786	27,724	5,147	208,657	555	2,087	2,638	5,280	203,377
Barclays UK	27,891	2,397	1,124	31,412	16	38	108	162	31,250
Barclays International1	92,615	8,113	1,615	102,343	136	248	447	831	101,512
Head Office	2,974	-	37	3,011	-	-	35	35	2,976
Total Barclays Group wholesale	123,480	10,510	2,776	136,766	152	286	590	1,028	135,738
Total loans and advances at amortised cost	299,266	38,234	7,923	345,423	707	2,373	3,228	6,308	339,115
Off-balance sheet loan commitments and financial guarantee contracts2	321,140	19,185	935	341,260	97	170	55	322	340,938
Total3	620,406	57,419	8,858	686,683	804	2,543	3,283	6,630	680,053

	As at 31.12.19				Year ended 31.12.19
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.5	39.8	1.5		661		39
Barclays International	1.3	19.2	72.5	7.4		999		296
Head Office	0.1	7.2	36.9	5.6		27		44
Total Barclays Group retail	0.3	7.5	51.3	2.5		1,687		81
Barclays UK	0.1	1.6	9.6	0.5		33		11
Barclays International1	0.1	3.1	27.7	0.8		113		11
Head Office	-	-	94.6	1.2		-		-
Total Barclays Group wholesale	0.1	2.7	21.3	0.8		146		11
Total loans and advances at amortised cost	0.2	6.2	40.7	1.8		1,833		53
Off-balance sheet loan commitments and financial guarantee contracts2	-	0.9	5.9	0.1		71
Other financial assets subject to impairment3						8
Total4	0.1	4.4	37.1	1.0		1,912

1	Includes Wealth and Private Banking exposures measured on an individual customer exposure basis.
2	Excludes loan commitments and financial guarantees of £17.7bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £149.3bn and impairment allowance of £24m. This comprises £12m Expected Credit Loss (ECL) on £148.5bn stage 1 assets, £2m on £0.8bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £10m on £10m stage 3 other assets.

4	The loan loss rate is 55bps after applying the total impairment charge of £1,912m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International1	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts2	309,989	22,126	684	332,799	99	150	22	271	332,528
Total3	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International1	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts2	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment3						3
Total4	0.1	4.4	36.9	1.1		1,468

1	Includes Wealth and Private Banking exposures measured on an individual customer exposure basis.
2	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

4	The loan loss rate is 44bps after applying the total impairment charge of £1,468m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.12.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,713	14,733	1,585	725	17,043	2,155	154,911
Credit cards, unsecured loans and other retail lending	46,012	9,759	496	504	10,759	3,409	60,180
Wholesale loans	117,541	9,374	374	684	10,432	2,359	130,332
Total	299,266	33,866	2,455	1,913	38,234	7,923	345,423

Impairment allowance
Home loans	22	37	14	13	64	346	432
Credit cards, unsecured loans and other retail lending	542	1,597	159	251	2,007	2,335	4,884
Wholesale loans	143	284	9	9	302	547	992
Total	707	1,918	182	273	2,373	3,228	6,308

Net exposure
Home loans	135,691	14,696	1,571	712	16,979	1,809	154,479
Credit cards, unsecured loans and other retail lending	45,470	8,162	337	253	8,752	1,074	55,296
Wholesale loans	117,398	9,090	365	675	10,130	1,812	129,340
Total	298,559	31,948	2,273	1,640	35,861	4,695	339,115

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.8	0.4	16.1	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.4	32.1	49.8	18.7	68.5	8.1
Wholesale loans	0.1	3.0	2.4	1.3	2.9	23.2	0.8
Total	0.2	5.7	7.4	14.3	6.2	40.7	1.8

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Wholesale loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Wholesale loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Wholesale loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Wholesale loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month Expected Credit Losses (ECL), lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2019 on page 259. This disclosure has been enhanced in 2019 to provide further granularity by product. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2019	130,066	31	18,206	82	2,476	351	150,748	464
Transfers from Stage 1 to Stage 2	(9,051)	(1)	9,051	1	-	-	-	-
Transfers from Stage 2 to Stage 1	8,000	28	(8,000)	(28)	-	-	-	-
Transfers to Stage 3	(199)	-	(510)	(15)	709	15	-	-
Transfers from Stage 3	43	2	294	3	(337)	(5)	-	-
Business activity in the year	24,935	3	734	2	3	-	25,672	5
Changes to models used for calculation1	-	-	-	-	-	-	-	-
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(6,931)	(38)	(843)	27	(214)	24	(7,988)	13
Final repayments	(10,427)	(2)	(1,827)	(4)	(454)	(13)	(12,708)	(19)
Disposals2	(723)	(1)	(62)	(4)	(2)	-	(787)	(5)
Write-offs3	-	-	-	-	(26)	(26)	(26)	(26)
As at 31 December 20194	135,713	22	17,043	64	2,155	346	154,911	432

Credit cards, unsecured loans and other retail lending
As at 1 January 2019	45,785	528	12,229	2,304	3,760	2,511	61,774	5,343
Transfers from Stage 1 to Stage 2	(3,604)	(72)	3,604	72	-	-	-	-
Transfers from Stage 2 to Stage 1	4,522	701	(4,522)	(701)	-	-	-	-
Transfers to Stage 3	(857)	(21)	(1,264)	(448)	2,121	469	-	-
Transfers from Stage 3	144	103	28	14	(172)	(117)	-	-
Business activity in the year	9,664	120	704	123	89	39	10,457	282
Changes to models used for calculation1	-	16	-	(110)	-	(7)	-	(101)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(5,975)	(779)	351	806	373	1,836	(5,251)	1,863
Final repayments	(3,667)	(54)	(371)	(53)	(290)	(74)	(4,328)	(181)
Disposals2	-	-	-	-	(777)	(627)	(777)	(627)
Write-offs3	-	-	-	-	(1,695)	(1,695)	(1,695)	(1,695)
As at 31 December 20194	46,012	542	10,759	2,007	3,409	2,335	60,180	4,884

1
Changes to models used for calculation include a £101m movement in Credit cards, unsecured loans and other retail lending and a £28m movement in Wholesale loans. These reflect methodology changes made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including reviews of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

2
The £787m movement of gross loans and advances disposed of across Home Loans relates to the sale of a portfolio of mortgages from the Italian loan book. The £777m disposal reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. Finally, disposals of £2,285m within Wholesales loans relate to the sale of debt securities as part of the Group's Treasury operations.

3
In 2019, gross write-offs amounted to £1,883m (2018: £1,891m) and post write-off recoveries amounted to £124m (2018: £195m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,759m (2018: £1,696m).

4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £149.3bn (December 2018: £129.9bn) and impairment allowance of £24m (December 2018: £12m). This comprises £12m ECL (December 2018: £10m) on £148.5bn Stage 1 assets (December 2018: £129.3bn), £2m (December 2018: £2m) on £0.8bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2018: £0.6bn) and £10m (December 2018: £nil) on £10m Stage 3 other assets (December 2018: £nil).

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2019	105,375	129	13,012	329	2,267	505	120,654	963
Transfers from Stage 1 to Stage 2	(3,419)	(11)	3,419	11	-	-	-	-
Transfers from Stage 2 to Stage 1	5,213	84	(5,213)	(84)	-	-	-	-
Transfers to Stage 3	(501)	(2)	(650)	(19)	1,151	21	-	-
Transfers from Stage 3	473	35	205	25	(678)	(60)	-	-
Business activity in the year	40,837	51	1,757	27	31	-	42,625	78
Changes to models used for calculation1	-	(9)	-	(19)	-	-	-	(28)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	5,929	(104)	321	85	122	334	6,372	315
Final repayments	(34,081)	(30)	(2,419)	(53)	(372)	(91)	(36,872)	(174)
Disposals2	(2,285)	-	-	-	-	-	(2,285)	-
Write-offs3	-	-	-	-	(162)	(162)	(162)	(162)
As at 31 December 20194	117,541	143	10,432	302	2,359	547	130,332	992

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(1)
Credit cards, unsecured loans and other retail lending								1,863
Wholesale loans								191
ECL movement excluding assets derecognised due to disposals and write-offs								2,053
Post write-off recoveries								(124)
Exchange and other adjustments5								(96)
Impairment release on loan commitments and financial guarantees								71
Impairment charge on other financial assets4								8
As at 31 December 2019								1,912

1
Changes to models used for calculations include a £101m movement in Credit cards, unsecured loans and other retail lending and a £28m movement in Wholesale loans. These reflect methodology changes made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including reviews of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

2
The £787m movement of gross loans and advances disposed of across Home Loans relates to the sale of a portfolio of mortgages from the Italian loan book. The £777m disposal reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. Finally, disposals of £2,285m within Wholesales loans relate to the sale of debt securities as part of the Group's Treasury operations.

3
In 2019, gross write-offs amounted to £1,883m (2018: £1,891m) and post write-off recoveries amounted to £124m (2018: £195m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,759m (2018: £1,696m).

4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £149.3bn (December 2018: £129.9bn) and impairment allowance of £24m (December 2018: £12m). This comprises £12m ECL (December 2018: £10m) on £148.5bn Stage 1 assets (December 2018: £129.3bn), £2m (December 2018: £2m) on £0.8bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2018: £0.6bn) and £10m (December 2018: £nil) on £10m Stage 3 other assets (December 2018: £nil).

5	Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2019	6,948	-	546	-	13	-	7,507	-
Net transfers between stages	(39)	-	47	-	(8)	-	-	-
Business activity in the year	2,848	-	-	-	-	-	2,848	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1	-	(40)	-	-	-	(39)	-
Final repayments	(216)	-	(53)	-	(1)	-	(270)	-
As at 31 December 2019	9,542	-	500	-	4	-	10,046	-

Credit cards, unsecured loans and other retail lending
As at 1 January 2019	124,611	41	9,016	65	267	20	133,894	126
Net transfers between stages	117	44	(1,082)	(43)	965	(1)	-	-
Business activity in the year	14,619	2	218	1	6	6	14,843	9
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,151)	(48)	(1,172)	54	(874)	(9)	(3,197)	(3)
Final repayments	(12,437)	(4)	(742)	(6)	(114)	(2)	(13,293)	(12)
As at 31 December 2019	125,759	35	6,238	71	250	14	132,247	120

Wholesale loans
As at 1 January 2019	178,430	58	12,564	85	404	2	191,398	145
Net transfers between stages	(875)	7	580	(8)	295	1	-	-
Business activity in the year	53,685	22	2,779	22	16	-	56,480	44
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(487)	(1)	1,190	36	232	41	935	76
Final repayments	(44,914)	(24)	(4,666)	(36)	(266)	(3)	(49,846)	(63)
As at 31 December 2019	185,839	62	12,447	99	681	41	198,967	202

Measurement uncertainty

The measurement of ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk.

The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England's annual cyclical scenarios and to the most severe scenario from Moody's inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. All scenarios are regenerated at a minimum annually. The scenarios include eight economic variables, (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.

Scenario weights

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the Baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the Baseline; the further from the Baseline, the smaller the weight. This is reflected in the table below where the probability weights of the scenarios as of 31 December 2019 are shown. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The tables below show the macroeconomic variables for each scenario and the respective scenario weights. Note that in order to provide additional transparency, 5-year average data tables and UK/US base rate metrics have been included.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.19%		%	%	%	%
Scenario probability weighting	10.1	23.1	40.8	22.7	3.3

As at 31.12.18
Scenario probability weighting	9.0	24.0	41.0	23.0	3.0

The weights of Upside 2 and Downside 2 have increased slightly reflecting the small decrease in dispersion in the scenarios. The impact on ECL is immaterial.

Macroeconomic variables used in the calculation of ECL (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.19%		%	%	%	%
UK GDP2	4.2	2.9	1.6	0.2	(4.7)
UK unemployment3	3.4	3.8	4.2	5.7	8.7
UK HPI4	46.0	32.0	3.1	(8.2)	(32.4)
UK bank rate3	0.5	0.5	0.7	2.8	4.0
US GDP2	4.2	3.3	1.9	0.4	(3.4)
US unemployment3	3.0	3.5	3.9	5.3	8.5
US HPI4	37.1	23.3	3.0	0.5	(19.8)
US federal funds rate3	1.5	1.5	1.7	3.0	3.5

As at 31.12.18
UK GDP2	4.5	3.1	1.7	0.3	(4.1)
UK unemployment3	3.4	3.9	4.3	5.7	8.8
UK HPI4	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate3	0.8	0.8	1.0	2.5	4.0
US GDP2	4.8	3.7	2.1	0.4	(3.3)
US unemployment3	3.0	3.4	3.7	5.2	8.4
US HPI4	36.9	30.2	4.1	-	(17.4)
US federal funds rate3	2.3	2.3	2.7	3.0	3.5

Macroeconomic variables used in the calculation of ECL (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.19%		%	%	%	%
UK GDP	3.2	2.4	1.6	0.8	(0.7)
UK unemployment	3.5	3.9	4.2	5.4	7.7
UK HPI	7.9	5.7	3.1	(1.1)	(6.5)
UK bank rate	0.5	0.5	0.7	2.5	3.7
US GDP	3.5	2.8	1.9	1.0	(0.5)
US unemployment	3.1	3.6	3.9	5.0	7.5
US HPI	6.5	4.3	3.0	1.3	(3.7)
US federal funds rate	1.6	1.7	1.7	2.9	3.4

As at 31.12.18
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index.

2	Highest annual growth in Upside scenarios; 5-year average in Baseline; lowest annual growth in Downside scenarios.
3	Lowest yearly average in Upside scenarios; 5-year average in Baseline; highest yearly average in Downside scenarios.
4	Cumulative growth (trough to peak) in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Over the year, the macroeconomic baseline variables have worsened in the US, in part due to the trade dispute with China. Baseline expectations for the US federal funds rate have also moved lower from 2.7% to 1.7% averaged over the first five years. Macroeconomic baseline variables in the UK have remained fairly flat with a small decrease in bank rates driven by market expectations of lower interest rates in the next few years. The other scenarios are generally unchanged from 2018, with the exception of UK HPI in the Downside 1 scenario where the cumulative fall in house prices now represents a more severe fall of 8.2% versus 0.5% in 2018.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio (excluding Wealth) primarily comprises first lien home loans and accounts for 92% (December 2018: 91%) of the Group's total home loans balance.

Home loans principal portfolios1	Barclays UK
	As at 31.12.19	As at 31.12.18
Gross loans and advances (£m)	143,259	136,517
90 day arrears rate, excluding recovery book (%)	0.2	0.2
Annualised gross charge-off rate - 180 days past due (%)	0.6	0.7
Recovery book proportion of outstanding balances (%)	0.5	0.6
Recovery book impairment coverage ratio (%)	5.3	2.9

Average marked to market LTV1
Balance weighted (%)	51.1	48.8
Valuation weighted (%)	37.3	35.8

New lending	Year ended 31.12.19	Year ended 31.12.18
New bookings (£m)	25,530	23,473
New home loans proportion > 90% LTV (%)	4.2	1.8
Average LTV on new home loans: balance weighted (%)	67.9	65.4
Average LTV on new home loans: valuation weighted (%)	60.0	57.4

1	2018 metrics have been restated to align with the current methodology for the classification of delinquent balances and the inclusion of past maturity balances.

Home loans principal portfolios - distribution of balances by LTV1
	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.19
<=75%	76.0	10.7	0.7	87.4	4.2	15.4	28.5	48.1	-	0.1	2.2	-
>75% and <=90%	10.4	0.7	-	11.1	2.7	11.5	12.6	26.8	-	0.9	19.7	0.1
>90% and <=100%	1.3	0.1	-	1.4	0.8	2.5	4.9	8.2	-	1.8	54.4	0.3
>100%	0.1	-	-	0.1	0.2	4.1	12.6	16.9	0.2	8.7	107.4	9.0
As at 31.12.18
<=75%	77.9	11.9	0.8	90.6	3.3	26.7	20.9	50.9	-	0.1	1.3	-
>75% and <=90%	8.0	0.6	-	8.6	1.6	11.8	8.7	22.1	-	1.0	12.7	0.1
>90% and <=100%	0.6	0.1	-	0.7	0.3	3.0	4.4	7.7	-	1.7	44.5	0.5
>100%	-	0.1	-	0.1	-	10.0	9.3	19.3	-	5.9	88.5	10.8

1	Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2019.

The UK home loans portfolio:

●	Gross loans and advances increased by £6.7bn (4.9%) following increases across both Residential (3.0%) and Buy to Let (BTL) (17.6%)
●	Owner-occupied interest-only home loans comprised 23.4% (2018: 26.3%) of total balances
●	The average balance weighted LTV on owner occupied loans increased to 50.2% (2018: 47.9%) with average completion LTVs remaining higher than for the existing portfolio
●
BTL home loans comprised 13.6% (2018: 12.1%) of total balances. The average balance weighted LTV increased to 56.5% (2018: 55.4%) driven by average completion LTVs remaining higher than for the existing book

The value of new bookings increased across both the owner-occupied and BTL portfolios, 9.2% and 6.5% respectively. High LTV lending booked in 2019 increased driven by market conditions.

Head Office: Italian home loans and advances at amortised cost reduced to £6.0bn (2018: £7.9bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 64.4% (2018: 61.8%). 90-day arrears increased to 1.8% (2018: 1.4%), a function of the balance reduction associated with the sale of £787m assets in Q3 2019, gross charge-off rates remained stable at 0.8% (2018: 0.8%).

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (December 2018: 86%) of the Group's total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.19	£m	%	%	%	%
Barclays UK
UK cards	16,457	1.7	0.8	1.6	1.6
UK personal loans	6,139	2.1	1.0	3.2	2.9
Barclays International
US cards	22,041	2.7	1.4	4.5	4.4
Barclays Partner Finance	4,134	0.9	0.3	1.7	1.7
Germany consumer lending	3,558	1.7	0.7	2.1	1.3

As at 31.12.18
Barclays UK
UK cards	17,285	1.8	0.9	1.9	1.5
UK personal loans	6,335	2.3	1.1	1.9	1.5
Barclays International
US cards	22,178	2.7	1.4	3.6	3.4
Barclays Partner Finance	4,216	1.1	0.4	1.7	1.7
Germany consumer lending	3,400	1.9	0.8	2.7	2.0

UK cards: Following the introduction of payment reminders both 30 and 90 day arrears rates reduced by 0.1%. The annualised gross write-off rate reduced to 1.6% (2018: 1.9%), reflecting lower levels of delinquency and contractual charge-offs through 2019, albeit with increased debt sales from the recovery book.

UK personal loans: 30 and 90 day arrears rates reduced by 0.2% and 0.1% respectively, reflecting a continued improvement in lending quality over the past 2 years, coupled with improvements in collections effectiveness. Write-off rates increased significantly reflecting higher charge-offs in 2018.

US cards: 30 and 90-day arrears rates remained stable. The annualised gross and net write-off rates increased to 4.5% (2018: 3.6%) and 4.4% (2018: 3.4%) respectively, primarily driven by an increase in charge-offs in 2018. The percentage of write-offs to charge-offs was stable year on year.

Barclays Partner Finance: Improvement in 30 and 90 days arrears was driven by better arrears management and improved customer selection. Annualised write-off rates remained flat.

Germany consumer lending: Improvement in 30 and 90 days arrears was driven by better collections performance across all products.  The annualised write-off rates improved in line with expectations.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Year ended 31.12.19			Year ended 31.12.18
	Average	High2	Low2	Average	High2	Low2
	£m	£m	£m	£m	£m	£m
Credit risk	12	17	8	11	16	8
Interest rate risk	6	11	3	8	19	3
Equity risk	10	22	5	7	14	4
Basis risk	8	11	6	6	8	4
Spread risk	4	5	3	6	9	3
Foreign exchange risk	3	5	2	3	7	2
Commodity risk	1	2	-	1	2	-
Inflation risk	2	3	1	3	4	2
Diversification effect2	(23)	n/a	n/a	(24)	n/a	n/a
Total management VaR	23	29	17	21	27	15

Average management VaR increased by 10% to £23m in 2019 (2018: £21m) and remained relatively stable during the period. The increase in average management VaR in 2019 was driven by a small increase in equity risk and credit risk, partially offset by a slight decrease in interest rate risk compared to 2018.

1	Excludes Barclays Africa Group Limited from 23 July 2018.
2
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The Liquidity Framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group's liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 31 December 2019, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements. The short-term stress scenarios comprise a 30-day Barclays specific stress event, a 90-day market-wide stress event and a 30-day combined scenario consisting of both a Barclays specific and market-wide stress.

Liquidity coverage ratio
	As at 31.12.19	As at 31.12.18
	£bn	£bn
Eligible liquidity buffer	206	219
Net stress outflows	(128)	(129)
Surplus	78	90

Liquidity coverage ratio	160%	169%

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while continuously assessing risks to market funding conditions and its liquidity position, and taking actions to manage the size of the liquidity pool as appropriate.

Composition of the Group liquidity pool

	As at 31.12.19				As at 31.12.18
	Liquidity pool	Liquidity pool of which CRR LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	153	150	-	-	181

Government bonds2
AAA to AA-	31	-	26	-	27
BBB+ to BBB-	5	-	4	2	4
Other LCR ineligible government bonds	-	-	-	-	1
Total government bonds	36	-	30	2	32

Other
Government guaranteed issuers, PSEs and GSEs	9	-	8	1	6
International organisations and MDBs	7	-	7	-	5
Covered bonds	6	-	5	-	3
Total other	22	-	20	1	14

Total as at 31 December 2019	211	150	50	3	227
Total as at 31 December 2018	227	176	40	1

1
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2018: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2	Of which over 67% (December 2018: over 71%) comprised UK, US, French, German, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays' internal risk appetite.

The Group liquidity pool was £211bn as at 31 December 2019 (December 2018: £227bn). During the year, the month-end liquidity pool ranged from £211bn to £256bn (December 2018: £207bn to £243bn), and the month-end average balance was £235bn (December 2018: £225bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 31 December 2019, 67% (December 2018: 70%) of the liquidity pool was located in Barclays Bank PLC, 20% (December 2018: 20%) in Barclays Bank UK PLC and 6% (December 2018: 2%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

Deposit funding
	As at 31.12.19			As at 31.12.18
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	198	206	96%	96%
Barclays International	133	210	63%	65%
Head Office	8	-		-
Barclays Group	339	416	82%	83%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £147.1bn (December 2018: £154.0bn). In 2019, the Group issued £8.6bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases.

Wholesale funding of £40.6bn (December 2018: £46.7bn) matures in less than one year, representing 28% (December 2018: 30%) of total wholesale funding outstanding. This includes £16.3bn (December 2018: £19.1bn) related to term funding2. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £170bn (December 2018: £180bn).

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	-	0.8	0.3	1.1	4.2	0.9	8.2	4.5	14.2	33.1
Senior unsecured (privately placed)	-	-	-	-	-	0.2	-	0.1	0.1	0.5	0.9
Subordinated liabilities	-	-	-	-	-	-	-	-	1.0	6.7	7.7
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	1.1	4.2	3.6	7.3	16.2	0.9	0.5	0.1	-	-	17.7
Asset backed commercial paper	1.6	4.9	0.7	-	7.2	-	-	-	-	-	7.2
Senior unsecured (public benchmark)	0.6	-	-	-	0.6	2.9	0.1	-	1.1	0.3	5.0
Senior unsecured (privately placed)3	1.1	1.5	2.4	5.9	10.9	5.7	4.8	3.9	4.0	20.9	50.2
Asset backed securities	-	0.4	0.6	-	1.0	-	0.2	0.6	0.9	2.1	4.8
Subordinated liabilities	-	0.2	0.1	0.9	1.2	5.0	3.3	0.1	-	0.9	10.5
Other	0.1	-	-	-	0.1	-	-	0.3	-	1.2	1.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	-	0.4	0.2	0.2	0.8	-	-	-	-	-	0.8
Covered bonds	-	-	1.0	-	1.0	0.9	2.3	1.8	-	1.1	7.1
Asset backed securities	-	-	-	0.5	0.5	-	-	-	-	-	0.5
Total as at 31 December 2019	4.5	11.6	9.4	15.1	40.6	19.8	12.1	15.1	11.6	47.9	147.1
Of which secured	1.6	5.3	2.3	0.5	9.7	0.9	2.5	2.4	0.9	3.2	19.6
Of which unsecured	2.9	6.3	7.1	14.6	30.9	18.9	9.6	12.7	10.7	44.7	127.5

Total as at 31 December 2018	2.5	15.9	8.2	20.1	46.7	16.7	16.8	10.4	13.2	50.2	154.0
Of which secured	2.0	3.7	1.1	3.6	10.4	2.7	1.2	2.6	1.9	3.7	22.5
Of which unsecured	0.5	12.2	7.1	16.5	36.3	14.0	15.6	7.8	11.3	46.5	131.5

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £42.9bn, of which £8.3bn matures within one year.

Capital

The Group's Overall Capital Requirement for CET1 is 12.1% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 3.0% Pillar 2A requirement and a 0.6% Countercyclical Capital Buffer (CCyB).

The Group's CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 28 November 2018, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.6% CCyB for the Group for Q419. On 16 December 2019, the FPC announced its intention to increase the CCyB rate for UK exposures from 1% to 2%. This will take effect from December 2020 and based on current UK exposures, is expected to increase the Group's CCyB to approximately 1.1%.

The Group's Pillar 2A requirement as per the PRA's Individual Capital Requirement is 5.4% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 3.0% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs, based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

On 27 June 2019, CRR II came into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II.

Certain provisions took immediate effect and these primarily relate to MREL. Amendments within the capital risk section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced. Other CRR II amendments are expected to take effect from 28 June 2021.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules. The disclosures in the following section reflect Barclays' interpretation of the current rules and guidance.

Capital ratios1,2,3	As at	As at	As at
	31.12.19	30.09.19	31.12.18
CET1	13.8%	13.4%	13.2%
Tier 1 (T1)	17.7%	17.0%	17.0%
Total regulatory capital	21.6%	21.1%	20.7%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	64.4	66.2	62.6
Less: other equity instruments (recognised as AT1 capital)	(10.9)	(10.9)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(1.1)	(0.7)	(0.7)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.7)	(1.9)	(1.7)
Goodwill and intangible assets	(8.1)	(8.1)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.5)	(0.3)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.0)	(1.5)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	0.3	-	(0.1)
Defined benefit pension fund assets	(1.6)	(2.0)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.1	1.1	1.3
Other regulatory adjustments	(0.1)	(0.1)	-
CET1 capital	40.8	41.9	41.1

AT1 capital
Capital instruments and related share premium accounts	10.9	10.9	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7	0.8	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	11.4	11.5	11.9

T1 capital	52.2	53.4	53.0

T2 capital
Capital instruments and related share premium accounts	7.7	8.3	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	4.0	4.7	5.3
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	63.6	66.1	64.6

Total RWAs	295.1	313.3	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £39.7bn of CET1 capital and £295.0bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.8%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Year
	ended	ended
	31.12.19	31.12.19
	£bn	£bn
Opening CET1 capital	41.9	41.1

Profit for the period attributable to equity holders	0.9	3.3
Own credit relating to derivative liabilities	-	0.1
Dividends paid and foreseen	(0.6)	(2.4)
Increase in retained regulatory capital generated from earnings	0.3	1.0

Net impact of share schemes	0.2	0.3
Fair value through other comprehensive income reserve	(0.2)	0.1
Currency translation reserve	(1.3)	(0.5)
Other reserves	-	(0.4)
Decrease in other qualifying reserves	(1.3)	(0.5)

Pension remeasurements within reserves	(0.5)	(0.2)
Defined benefit pension fund asset deduction	0.4	(0.3)
Net impact of pensions	-	(0.5)

Additional value adjustments (PVA)	0.1	-
Goodwill and intangible assets	-	(0.1)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(0.2)	-
Adjustment under IFRS 9 transitional arrangements	-	(0.2)
Decrease in regulatory capital due to adjustments and deductions	(0.1)	(0.3)

Closing CET1 capital	40.8	40.8

CET1 capital decreased £0.3bn to £40.8bn (December 2018: £41.1bn).

£3.3bn of capital generated from profits was partially offset by £2.4bn of regulatory dividends paid and foreseen including £0.8bn of AT1 coupons paid. Other movements in the period were:

●	A £0.5bn decrease in the currency translation reserve mainly driven by the depreciation of period end USD against GBP
●	A £0.5bn decrease as a result of movements relating to pensions, largely due to scheduled deficit reduction contribution payments of £0.25bn in April 2019 and September 2019
●	A £0.4bn loss on the redemption of AT1 securities
●	A £0.2bn decrease in the IFRS 9 transitional add back primarily due to the change in the phasing of transitional relief from 95% in 2018 to 85% in 2019

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.12.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	5.2	57.5	0.2	-	-	-	0.2	-	11.8	74.9
Corporate and Investment Bank	25.7	62.1	12.1	16.9	0.3	2.5	12.8	17.6	21.5	171.5
Consumer, Cards and Payments	27.2	2.7	0.1	-	-	-	-	0.1	7.6	37.7
Barclays International	52.9	64.8	12.2	16.9	0.3	2.5	12.8	17.7	29.1	209.2
Head Office	5.1	5.8	-	-	-	-	-	-	0.1	11.0
Barclays Group	63.2	128.1	12.4	16.9	0.3	2.5	13.0	17.7	41.0	295.1

As at 30.09.19
Barclays UK	4.1	60.4	0.3	-	-	-	0.2	-	11.8	76.8
Corporate and Investment Bank	27.4	69.3	12.9	17.4	0.1	4.0	15.6	16.6	21.6	184.9
Consumer, Cards and Payments	28.3	2.4	0.1	-	-	-	-	0.1	7.3	38.2
Barclays International	55.7	71.7	13.0	17.4	0.1	4.0	15.6	16.7	28.9	223.1
Head Office	5.3	6.3	-	-	-	-	-	-	1.8	13.4
Barclays Group	65.1	138.4	13.3	17.4	0.1	4.0	15.8	16.7	42.5	313.3

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Corporate and Investment Bank	26.1	64.8	9.8	14.9	0.2	3.3	13.9	16.2	21.7	170.9
Consumer, Cards and Payments	29.5	2.2	0.1	0.1	-	-	-	0.6	7.3	39.8
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
Opening RWAs (as at 31.12.18)	195.6	28.8	30.8	56.7	311.9
Book size	-	3.9	(1.0)	(1.5)	1.4
Acquisitions and disposals	(0.8)	-	-	-	(0.8)
Book quality	(2.9)	0.3	-	-	(2.6)
Model updates	1.5	0.5	-	-	2.0
Methodology and policy	0.8	(1.4)	0.9	(14.2)	(13.9)
Foreign exchange movements1	(2.9)	-	-	-	(2.9)
Closing RWAs (as at 31.12.19)	191.3	32.1	30.7	41.0	295.1

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs decreased £16.8bn to £295.1bn:

●	Book size increased RWAs £1.4bn primarily due to an increase in trading activity, offset by a decrease in operational risk as per the standardised approach
●	Book quality decreased RWAs £2.6bn primarily due to changes in risk profile
●	Model updates increased RWAs £2.0bn primarily due to the recalibration of modelled wholesale RWAs
●	Methodology and Policy decreased RWAs £13.9bn primarily due to removal of the operational risk floor
●	Foreign exchange movements decreased RWAs by £2.9bn primarily due to the depreciation of period end USD against GBP

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 4.0% as at 31 December 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn and against the 0.2% CCLB was £2.3bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios1,2	As at 31.12.19	As at 30.09.19	As at 31.12.18
	£bn	£bn	£bn
Average UK leverage ratio	4.5%	4.6%	4.5%
Average T1 capital3	51.8	53.8	50.5
Average UK leverage exposure	1,143	1,171	1,110

UK leverage ratio	5.1%	4.8%	5.1%

CET1 capital	40.8	41.9	41.1
AT1 capital	10.7	10.7	9.5
T1 capital3	51.6	52.6	50.6

UK leverage exposure	1,008	1,100	999

UK leverage exposure
Accounting assets
Derivative financial instruments	229	286	223
Derivative cash collateral	57	69	48
Securities financing transactions (SFTs)4	111	142	130
Loans and advances and other assets4	743	793	732
Total IFRS assets	1,140	1,290	1,133

Regulatory consolidation adjustments	(1)	1	(2)

Derivatives adjustments
Derivatives netting	(207)	(263)	(202)
Adjustments to cash collateral	(48)	(61)	(42)
Net written credit protection	14	16	19
Potential future exposure (PFE) on derivatives	119	134	123
Total derivatives adjustments	(122)	(174)	(102)

SFTs adjustments	18	18	17

Regulatory deductions and other adjustments	(12)	(13)	(11)

Weighted off-balance sheet commitments	105	114	108

Qualifying central bank claims	(120)	(136)	(144)

UK leverage exposure2	1,008	1,100	999

1
Fully loaded average UK leverage ratio was 4.4%, with £50.7bn of T1 capital and £1,142bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £50.4bn of T1 capital and £1,007bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.
4	Comparative numbers have been revised to reflect the allocation of margin lending from loans and advances and other assets to SFTs.

The average UK leverage ratio remained stable at 4.5% (December 2018: 4.5%). T1 capital increased £1.4bn to £51.8bn, which included a net increase in AT1 capital, partially offset by a modest increase in exposure of £33bn to £1,143bn primarily driven by SFTs and Weighted off-balance sheet commitments.

The UK leverage ratio also remained stable at 5.1% (December 2018: 5.1%). T1 capital increased £1.0bn to £51.6bn, which included a net increase in AT1 capital. The UK leverage exposure increased £9bn to £1,008bn primarily driven by Loans and advances and other assets.

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower trading portfolio assets, settlement exposures and SFT exposures at quarter end.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report 2019, due to be published on 13 February 2020 and which will be available at home.barclays/annualreport).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

MREL

CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Eligible liabilities have been calculated reflecting the Group's interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

The Group is required to meet the higher of: (i) the MREL set by the Bank of England; and (ii) the requirements in CRR II, both of which have RWA and leverage based requirements. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time the Group's indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Own funds and eligible liabilities ratios1	As at 31.12.19	As at 30.09.19	As at 31.12.183
CET1 capital	13.8%	13.4%	13.2%
AT1 capital instruments and related share premium accounts2	3.6%	3.4%	3.1%
T2 capital instruments and related share premium accounts2	2.5%	2.6%	2.1%
Eligible liabilities	11.2%	11.0%	9.7%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	31.2%	30.4%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.2%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.3%	1.5%	1.6%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	32.8%	32.1%	30.5%

Own funds and eligible liabilities1	£bn	£bn	£bn3
CET1 capital	40.8	41.9	41.1
AT1 capital instruments and related share premium accounts2	10.7	10.7	9.6
T2 capital instruments and related share premium accounts2	7.4	8.1	6.6
Eligible liabilities	33.0	34.5	30.4
Total Barclays PLC (the Parent company) own funds and eligible liabilities	92.0	95.2	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7	0.8	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	4.0	4.7	5.1
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	96.7	100.6	95.1

Total RWAs1	295.1	313.3	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

3	The comparatives are based on the Bank of England's statement of policy on MREL.

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 49 to 53), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2019; and

●
to the best of their knowledge, the management information (set out on pages 1 to 47) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2019.

Signed on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman Nigel Higgins	Executive Directors James E Staley Tushar Morzaria	Non-executive Directors Mike Ashley Tim Breedon CBE Sir Ian Cheshire Mary Anne Citrino Mohamed A. El-Erian Dawn Fitzpatrick Mary Francis CBE Crawford Gillies Brian Gilvary Diane Schueneman

Condensed Consolidated Financial Statements

Condensed consolidated income statement
		Year ended	Year ended
		31.12.19	31.12.18
	Notes1	£m	£m
Net interest income		9,407	9,062
Net fee and commission income		6,760	6,809
Net trading income		4,235	4,566
Net investment income		1,131	585
Other income		99	114
Total income		21,632	21,136
Credit impairment charges		(1,912)	(1,468)
Net operating income		19,720	19,668

Staff costs		(8,315)	(8,629)
Infrastructure, administration and general expenses		(5,270)	(5,407)
Litigation and conduct		(1,849)	(2,207)
Operating expenses		(15,434)	(16,243)

Profit on disposal of undertakings and share of results of associates and joint ventures		71	69
Profit before tax		4,357	3,494
Tax charge2	1	(1,003)	(911)
Profit after tax		3,354	2,583

Attributable to:
Equity holders of the parent2		2,461	1,597
Other equity instrument holders		813	752
Total equity holders of the parent		3,274	2,349
Non-controlling interests	2	80	234
Profit after tax		3,354	2,583

Earnings per share		p	p
Basic earnings per ordinary share	3	14.3	9.4
Diluted earnings per ordinary share	3	14.1	9.2

1	For notes to the Financial Statements see pages 54 to 61.
2
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for 2018 by £211m. This change does not impact EPS.

Condensed consolidated statement of comprehensive income

		Year ended	Year ended
		31.12.19	31.12.18
	Notes1	£m	£m
Profit after tax		3,354	2,583

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	11	(544)	834
Fair value through other comprehensive income reserve	11	166	(226)
Cash flow hedging reserve	11	342	(501)
Other	11	16	30
Other comprehensive income/(loss) that may be recycled to profit or loss		(20)	137

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	8	(194)	313
Fair value through other comprehensive income reserve	11	(95)	(260)
Own credit	11	(252)	58
Other comprehensive income/(loss) not recycled to profit or loss		(541)	111

Other comprehensive income/(loss) for the period		(561)	248

Total comprehensive income for the period		2,793	2,831

Attributable to:
Equity holders of the parent		2,713	2,597
Non-controlling interests		80	234
Total comprehensive income for the period		2,793	2,831

1	For notes to the Financial Statements see pages 54 to 61.
2	Reported net of tax.

Condensed consolidated balance sheet
		As at	As at
		31.12.19	31.12.18
Assets	Notes1	£m	£m
Cash and balances at central banks		150,258	177,069
Cash collateral and settlement balances		83,256	77,222
Loans and advances at amortised cost		339,115	326,406
Reverse repurchase agreements and other similar secured lending		3,379	2,308
Trading portfolio assets		114,195	104,187
Financial assets at fair value through the income statement		133,086	149,648
Derivative financial instruments		229,236	222,538
Financial assets at fair value through other comprehensive income		65,750	52,816
Investments in associates and joint ventures		721	762
Goodwill and intangible assets		8,119	7,973
Property, plant and equipment		4,215	2,535
Current tax assets	1	412	798
Deferred tax assets	1	3,290	3,828
Retirement benefit assets	8	2,108	1,768
Other assets		3,089	3,425
Total assets		1,140,229	1,133,283

Liabilities
Deposits at amortised cost		415,787	394,838
Cash collateral and settlement balances		67,341	67,522
Repurchase agreements and other similar secured borrowing		14,517	18,578
Debt securities in issue		76,369	82,286
Subordinated liabilities	6	18,156	20,559
Trading portfolio liabilities		36,916	37,882
Financial liabilities designated at fair value		204,326	216,834
Derivative financial instruments		229,204	219,643
Current tax liabilities	1	313	628
Deferred tax liabilities	1	23	51
Retirement benefit liabilities	8	348	315
Other liabilities		8,505	7,716
Provisions	7	2,764	2,652
Total liabilities		1,074,569	1,069,504

Equity
Called up share capital and share premium	9	4,594	4,311
Other reserves	11	4,760	5,153
Retained earnings		44,204	43,460
Shareholders' equity attributable to ordinary shareholders of the parent		53,558	52,924
Other equity instruments	10	10,871	9,632
Total equity excluding non-controlling interests		64,429	62,556
Non-controlling interests	2	1,231	1,223
Total equity		65,660	63,779

Total liabilities and equity		1,140,229	1,133,283

1	For notes to the Financial Statements see pages 54 to 61.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	813	-	2,461	3,274	80	3,354
Other comprehensive profit after tax for the year	-	-	(383)	(178)	(561)	-	(561)
Total comprehensive income for the year	-	813	(383)	2,283	2,713	80	2,793
Issue of new ordinary shares	182	-	-	-	182	-	182
Issue of shares under employee share schemes	101	-	-	478	579	-	579
Issue and exchange of other equity instruments	-	1,238	-	(406)	832	-	832
Other equity instruments coupons paid	-	(813)	-	-	(813)	-	(813)
Vesting of shares under employee share schemes	-	-	(10)	(404)	(414)	-	(414)
Dividends paid	-	-	-	(1,201)	(1,201)	(80)	(1,281)
Other movements	-	1	-	(6)	(5)	8	3
Balance as at 31 December 2019	4,594	10,871	4,760	44,204	64,429	1,231	65,660

Year ended 31.12.18
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Profit after tax3	-	752	-	1,597	2,349	234	2,583
Other comprehensive profit after tax for the year	-	-	(95)	343	248	-	248
Total comprehensive income for the year	-	752	(95)	1,940	2,597	234	2,831
Issue of new ordinary shares	88	-	-	-	88	-	88
Issue of shares under employee share schemes	51	-	-	449	500	-	500
Capital reorganisation	(17,873)			17,873	-	-	-
Issue and exchange of other equity instruments	-	692	-	(308)	384	-	384
Other equity instruments coupons paid3	-	(752)	-	-	(752)	-	(752)
Redemption of preference shares	-	-	-	(732)	(732)	(1,309)	(2,041)
Debt to equity reclassification	-	-	-	-	-	419	419
Vesting of shares under employee share schemes			1	(499)	(498)	-	(498)
Dividends paid	-	-	-	(768)	(768)	(234)	(1,002)
Other movements	-	(1)	-	(17)	(18)	2	(16)
Balance as at 31 December 2018	4,311	9,632	5,153	43,460	62,556	1,223	63,779

1	Details of share capital, other equity instruments and other reserves are shown on pages 60 to 61.
2	Details of non-controlling interests are shown on page 54.
3
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, increasing profit before tax by £211m.

Condensed consolidated cash flow statement
	Year ended	Year ended
	31.12.19	31.12.18
	£m	£m
Profit before tax	4,357	3,494
Adjustment for non-cash items	6,377	985
Changes in operating assets and liabilities	(22,801)	4,573
Corporate income tax paid	(228)	(548)
Net cash from operating activities	(12,295)	8,504
Net cash from investing activities	(12,826)	678
Net cash from financing activities	690	(6,788)
Effect of exchange rates on cash and cash equivalents	(3,347)	4,160
Net increase in cash and cash equivalents	(27,778)	6,554
Cash and cash equivalents at beginning of the period	211,165	204,612
Cash and cash equivalents at end of the period	183,387	211,166

Financial Statement Notes

1.      Tax

The tax charge for 2019 was £1,003m (2018: £911m), representing an effective tax rate of 23.0% (2018: 26.1%). Excluding litigation and conduct, the underlying effective rate was 18.0% (2018 17.2%). Included in the tax charge is a credit of £222m (2018: £211m) in respect of payments made on AT1 instruments.

	Assets		Liabilities
	As at	As at	As at	As at
	31.12.19	31.12.18	31.12.19	31.12.18
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	412	798	(313)	(628)
Deferred tax	3,290	3,828	(23)	(51)
Total	3,702	4,626	(336)	(679)

	As at	As at
	31.12.19	31.12.18
Deferred tax assets and liabilities	£m	£m
USA	2,052	2,541
UK	818	861
Other	420	426
Deferred tax assets	3,290	3,828
Deferred tax liabilities	(23)	(51)

Analysis of deferred tax assets
Temporary differences	2,767	3,299
Tax losses	523	529
Deferred tax assets	3,290	3,828

2.        Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended	Year ended	As at	As at
	31.12.19	31.12.181	31.12.19	31.12.18
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	41	204	529	529
- Upper T2 instruments	39	30	691	691
Other non-controlling interests	-	-	11	3
Total	80	234	1,231	1,223

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Upper Tier 2 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in equity. Comparatives have been restated, increasing profit attributable to non-controlling interest by £8m.

3.      Earnings per share

	Year ended	Year ended
	31.12.19	31.12.18
	£m	£m
Profit attributable to ordinary equity holders of the parent1	2,461	1,597

	m	m
Basic weighted average number of shares in issue	17,200	17,075
Number of potential ordinary shares	282	308
Diluted weighted average number of shares	17,482	17,383

	p	p
Basic earnings per ordinary share	14.3	9.4
Diluted earnings per ordinary share	14.1	9.2

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated.

4.      Dividends on ordinary shares

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The remaining dividend for 2019 of 6.0p per ordinary share will be paid on 3 April 2020 to shareholders on the Share Registrar on 28 February 2020 following the 3.0p half year dividend paid on 23 September 2019 and accounted for as a distribution of retained earnings in the year ended 31 December 2019. The financial statements for 2019 include the following dividends paid during the year:

	Year ended 31.12.19		Year ended 31.12.18
	Per share	Total	Per share	Total
Dividends paid during the year	p	£m	p	£m
Full year dividend paid during year	4.0	684	2.0	341
Half year dividend paid during year	3.0	517	2.5	427
Total dividend	7.0	1,201	4.5	768

5.      Fair value of financial instruments

The following table shows the Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.19	£m	£m	£m	£m
Trading portfolio assets	60,352	51,579	2,264	114,195
Financial assets at fair value through the income statement	10,445	114,141	8,500	133,086
Derivative financial instruments	5,439	220,642	3,155	229,236
Financial assets at fair value through other comprehensive income	18,755	46,566	429	65,750
Investment property	-	-	13	13
Total assets	94,991	432,928	14,361	542,280

Trading portfolio liabilities	(20,977)	(15,939)	-	(36,916)
Financial liabilities designated at fair value	(82)	(203,882)	(362)	(204,326)
Derivative financial instruments	(5,305)	(219,910)	(3,989)	(229,204)
Total liabilities	(26,364)	(439,731)	(4,351)	(470,446)

As at 31.12.18
Trading portfolio assets	51,029	49,545	3,613	104,187
Financial assets at fair value through the income statement	8,918	131,348	9,382	149,648
Derivative financial instruments	6,813	210,510	5,215	222,538
Financial assets at fair value through other comprehensive income	19,764	32,697	355	52,816
Investment property	-	-	9	9
Total assets	86,524	424,100	18,574	529,198

Trading portfolio liabilities	(20,654)	(17,225)	(3)	(37,882)
Financial liabilities designated at fair value	(76)	(216,478)	(280)	(216,834)
Derivative financial liabilities	(6,152)	(208,748)	(4,743)	(219,643)
Total liabilities	(26,882)	(442,451)	(5,026)	(474,359)

6. Subordinated liabilities
	Year ended	Year ended
	31.12.19	31.12.18
	£m	£m
Opening balance as at 1 January	20,559	23,826
Issuances	1,352	221
Redemptions	(3,248)	(3,246)
Other	(507)	(242)
Closing balance	18,156	20,559

Issuances of £1,352m comprises $1,500m 5.088% Fixed-to-Floating Rate Subordinated Notes (£1,194m) and £158m USD Floating Rate Notes.

Redemptions of £3,248m comprises £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments, £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, £158m USD Floating Rate Notes, £43m EUR Floating Rate Notes and £14m JPY Floating Rate Loans.

7. Provisions
	As at	As at
	31.12.19	31.12.18
	£m	£m
PPI redress	1,155	888
Other customer redress	420	444
Legal, competition and regulatory matters	376	414
Redundancy and restructuring	143	169
Undrawn contractually committed facilities and guarantees	322	271
Onerous contracts	42	139
Sundry provisions	306	327
Total	2,764	2,652

Payment Protection Insurance (PPI) Redress

As at 31 December 2019, Barclays had recognised cumulative provisions totalling £11bn (December 2018: £9.6bn), against the cost of PPI redress and associated processing costs, of which £1.4bn was recognised in Q319. Utilisation of the cumulative provisions to date is £9.8bn (December 2018: £8.7bn), leaving a residual provision of £1.2bn (December 2018: £0.9bn). This represents Barclays' best estimate as at 31 December 2019 based on the information available.

The current provision reflects the estimated cost of PPI redress attributable to claims and information requests from customers, Claims Management Companies and the Official Receiver in relation to bankrupt individuals, prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019.

Q319 saw an exceptional level of claims, enquiries and information requests received in advance of the complaint deadline of 29 August 2019. Of the greater than two million items outstanding at Q319, materially all have now been processed into Barclays' systems and 52% of the items processed have been resolved, including invalid items.

The residual provision has been calculated by applying a number of assumptions to the population of claims and information requests. Based on resolution of complaints during Q419, the observed outcomes support the aggregate provision amount.

The following table outlines the key assumptions used in the provision calculation as at 31 December 2019, excluding enquiries from the Official Receiver, and a sensitivity analysis illustrating the impact on the provision, if assumptions prove too high or too low.

Assumptions

●
Validity of claims and information requests received (%) - the proportion of claims and information requests received prior to the FCA complaint deadline that are expected to be valid when all processing stages are completed

●	Average uphold rate per claim (%) - the expected average uphold rate applied to valid claims where PPI policy/policies exist
●	Average claim redress - the expected average payment to customers for upheld valid claims based on the type and age of the policy/policies (£)

Assumptions	Historically observed valid	Current assumption valid	Sensitivity volume +/- 1% valid rate	Sensitivity £m
Claims received1	20% - 40%	25%5	3k	1% = £8m
Information requests received2	5% - 11%	7%5	32k	1% = £76m
Average uphold rate per claim3	88%	86%6	-	1% = 8m
Average redress per valid claim4	£2,231	£2,314	-	£100 = £31m

These assumptions remain subjective due to the uncertainty associated with the outstanding population of claims and information requests yet to be resolved. It is possible that the eventual cumulative provision may differ from the current estimate.

The estimate related to enquiries received from the Official Receiver is subject to additional uncertainty and sensitivity as the legal position; uphold rates and average claim redress may differ from those experienced more generally, given the particular circumstances of this population. The range of uncertainty is not material in the context of the total provision.

1
Total valid claims received, excluding those for which no PPI policy exists, information requests received, enquiries from the Official Receiver in relation to bankrupt individuals and responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 1% increase or decrease in the volume of unresolved valid claims would have on the provision level, inclusive of operational processing costs.

2
Total valid information requests received, excluding those for which no PPI policy exists, enquiries from the Official Receiver in relation to bankrupt individuals and responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 1% increase or decrease in the volume of valid information requests would have on the provision level, inclusive of operational processing costs.

3
Average uphold rate per claim, excluding those for which no PPI policy exists, enquiries from the Official Receiver in relation to bankrupt individuals and responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

4
Average redress stated on a per policy basis for valid claims received by Barclays excluding enquiries from the Official Receiver in relation to bankrupt individuals and responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

5	Based on recently observed data, August to December 2019.
6	Based on annual observed rate to September 2019. No material change observed to December 2019.

8.      Retirement benefits

As at 31 December 2019, the Group's IAS 19 pension surplus across all schemes was £1.8bn (2018: £1.5bn). The UKRF, which is the Group's main scheme, had an accounting surplus of £2.1bn (2018: £1.7bn). The movement in this surplus was driven by higher than assumed asset returns, payment of deficit reduction contributions, updated mortality assumptions, and lower than expected inflation, partially offset by a decrease in the discount rate.

Triennial valuation

The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2019 has been completed. This valuation showed a funding deficit of £2.3bn and a funding level of 94%, compared to a £4.0bn funding deficit in the 30 September 2018 update, and a £7.9bn funding deficit in the previous triennial valuation (effective date 30 September 2016). The decrease in funding deficit over the year to 30 September 2019 was mainly driven by the payment of deficit reduction contributions and changes to mortality assumptions.

Barclays Bank PLC, as the sponsoring entity and the UKRF Trustee have agreed a revised statement of funding principles, schedule of contributions, and recovery plan to seek to eliminate the funding deficit.

The key differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation are shown below alongside the deficit reduction contributions agreed in 2017 for the prior 30 September 2016 triennial valuation.

	Deficit reduction contributions under the 30 September 2016 valuation	Deficit reduction contributions under the 30 September 2019 valuation
Year	£m	£m
Cash paid:
2019 - paid in two installments of £250m in April and September	500	-
2019 - paid in December	-	500
Future commitments:
2020	500	500
2021	1,000	700
2022	1,000	294
2023	1,000	286
2024 - 2026	1,000 each year	-

As part of the triennial actuarial valuation, Barclays Bank PLC agreed to pay an additional £500m contribution on 11 December 2019 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £500m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment of the subscription in cash at maturity in 2024. The capital impact of this additional contribution is incurred in 2024 at maturity. The Senior Notes were issued by Heron Issuer Limited, an entity that is consolidated within the Group under IFRS 10.

The next funding valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

Other support measures agreed which remain in place

Collateral - The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time. The collateral pool is currently made up of government securities, and agreement was made with the Trustee to cover 100% of the funding deficit with an overall cap of £9bn. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC's insolvency.

Support from Barclays PLC - In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC's unpaid deficit reduction contribution.

Participation - As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC's insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC's Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).

9.      Called up share capital

Called up share capital comprised 17,322m (December 2018: 17,133m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

Year ended 31.12.19	Ordinary share capital £m	Share premium £m	Total share capital and share premium £m
Opening balance as at 1 January	4,283	28	4,311
Movement	48	235	283
Closing balance	4,331	263	4,594

10. Other equity instruments
	Year ended	Year ended
	31.12.19	31.12.18
	£m	£m
Opening balance as at 1 January	9,632	8,941
Issuances	3,500	1,925
Redemptions	(2,262)	(1,233)
Other	1	(1)
Closing balance	10,871	9,632

Other equity instruments of £10,871m (December 2018: £9,632m) include AT1 securities issued by Barclays PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

11. Other reserves
	As at	As at
	31.12.19	31.12.18
	£m	£m
Currency translation reserve	3,344	3,888
Fair value through other comprehensive income reserve	(187)	(258)
Cash flow hedging reserve	1,002	660
Own credit reserve	(373)	(121)
Other reserves and treasury shares	974	984
Total	4,760	5,153

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group's net investment in foreign operations, net of the effects of hedging.

As at 31 December 2019, there was a credit balance of £3,344m (December 2018: £3,888m credit) in the currency translation reserve. The £544m debit movement principally reflected the weakening of period end USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 31 December 2019, there was a debit balance of £187m (December 2018: £258m debit) in the fair value through other comprehensive income reserve. The gain of £71m was primarily driven by a £729m gain from the increase in fair value of bonds due to decrease in bond yields. This was partially offset by £502m of net gains transferred to net profit, a loss of £94m due to a decrease in the Absa Group Limited share price and a tax charge of £57m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2019, there was a credit balance of £1,002m (December 2018: £660m credit) in the cash flow hedging reserve. The increase of £342m principally reflected a £728m increase in fair value of interest rate swaps held for hedging purpose as major interest rate forward curves decreased, partially offset by £277m of gains transferred to net profit, tax of £105m with remaining balance related to exchange movements.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 31 December 2019, there was a debit balance of £373m (December 2018: £121m debit) in the own credit reserve. The movement of £252m is mainly attributable to the tightening of Barclays' funding spreads and new issuance of £316m, partially offset by tax of £64m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group's various share schemes.

As at 31 December 2019, there was a credit balance of £974m (December 2018: £984m credit) in other reserves. This included a debit balance of £37m (December 2018: £27m debit) relating to treasury shares. During the year, £224m (December 2018: £267m) net purchases of treasury shares were made, mainly reflecting the increase in shares held for the purposes of employee share schemes, and £214m (December 2018: £268m) was transferred to retained earnings reflecting the vesting of deferred share-based payments.

Appendix: Non-IFRS Performance Measures

The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 39.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders' equity
Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 63.

Return on average allocated tangible equity	Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 63.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 26.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 22.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 71.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 64 to 71.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group's average tangible shareholders' equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.19	£m	£bn	%
Barclays UK	281	10.3	2.7
Corporate and Investment Bank	1,980	25.9	7.6
Consumer, Cards and Payments	836	5.3	15.8
Barclays International	2,816	31.2	9.0
Head Office	(636)	5.1	n/m
Barclays Group	2,461	46.6	5.3

For the year ended 31.12.18
Barclays UK	1,198	10.0	11.9
Corporate and Investment Bank	1,781	26.0	6.9
Consumer, Cards and Payments	818	5.0	16.5
Barclays International	2,599	31.0	8.4
Head Office	(2,200)	3.1	n/m
Barclays Group	1,597	44.1	3.6

Performance measures excluding litigation and conduct

	Year ended 31.12.19
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(5,619)	(7,147)	(2,306)	(9,453)	(362)	(15,434)
Impact of litigation and conduct	1,582	109	7	116	151	1,849
Operating expenses	(4,037)	(7,038)	(2,299)	(9,337)	(211)	(13,585)

Total income	7,353	10,231	4,444	14,675	(396)	21,632

Cost: income ratio excluding litigation and conduct	55%	69%	52%	64%	n/m	63%

Profit before tax
Profit/(loss) before tax	1,022	2,955	1,163	4,118	(783)	4,357
Impact of litigation and conduct	1,582	109	7	116	151	1,849
Profit/(loss) before tax excluding litigation and conduct	2,604	3,064	1,170	4,234	(632)	6,206

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	281	1,980	836	2,816	(636)	2,461
Post-tax impact of litigation and conduct	1,532	84	6	90	111	1,733
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,813	2,064	842	2,906	(525)	4,194

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.9	25.9	6.3	32.2	8.5	54.6
Average goodwill and intangibles	(3.6)	-	(1.0)	(1.0)	(3.4)	(8.0)
Average tangible shareholders' equity	10.3	25.9	5.3	31.2	5.1	46.6

Return on average tangible shareholders' equity excluding litigation and conduct	17.5%	8.0%	15.9%	9.3%	n/m	9.0%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,200

Basic earnings per ordinary share excluding litigation and conduct						24.4p

	Year ended 31.12.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,604)	(7,349)	(2,312)	(9,661)	(1,978)	(16,243)
Impact of litigation and conduct	483	68	59	127	1,597	2,207
Operating expenses	(4,121)	(7,281)	(2,253)	(9,534)	(381)	(14,036)

Total income	7,383	9,765	4,261	14,026	(273)	21,136

Cost: income ratio excluding litigation and conduct	56%	75%	53%	68%	n/m	66%

Profit before tax
Profit/(loss) before tax	1,956	2,593	1,182	3,775	(2,237)	3,494
Impact of litigation and conduct	483	68	59	127	1,597	2,207
Profit/(loss) before tax excluding litigation and conduct	2,439	2,661	1,241	3,902	(640)	5,701

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,198	1,781	818	2,599	(2,200)	1,597
Post-tax impact of litigation and conduct	472	62	44	106	1,558	2,136
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,670	1,843	862	2,705	(642)	3,733

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	26.2	6.1	32.3	6.2	52.1
Average goodwill and intangibles	(3.6)	(0.2)	(1.1)	(1.3)	(3.1)	(8.0)
Average tangible shareholders' equity	10.0	26.0	5.0	31.0	3.1	44.1

Return on average tangible shareholders' equity excluding litigation and conduct	16.7%	7.1%	17.3%	8.7%	n/m	8.5%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,075

Basic earnings per ordinary share excluding litigation and conduct						21.9p

Barclays Group
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,701)	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)
Impact of litigation and conduct	167	1,568	53	61	60	105	81	1,961
Operating expenses	(3,534)	(3,293)	(3,501)	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)

Total income	5,301	5,541	5,538	5,252	5,073	5,129	5,576	5,358

Cost: income ratio excluding litigation and conduct	67%	59%	63%	62%	79%	65%	59%	63%

Profit before tax
Profit/(loss) before tax	1,097	246	1,531	1,483	374	1,461	1,895	(236)
Impact of litigation and conduct	167	1,568	53	61	60	105	81	1,961
Profit before tax excluding litigation and conduct	1,264	1,814	1,584	1,544	434	1,566	1,976	1,725

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	681	(292)	1,034	1,038	(14)	1,050	1,279	(718)
Post-tax impact of litigation and conduct	122	1,525	40	46	62	85	59	1,930
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	803	1,233	1,074	1,084	48	1,135	1,338	1,212

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	54.5	56.4	54.0	53.2	52.2	52.5	51.3	52.0
Average goodwill and intangibles	(8.1)	(8.0)	(7.8)	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)
Average tangible shareholders' equity	46.4	48.4	46.2	45.2	44.3	44.6	43.5	44.2

Return on average tangible shareholders' equity excluding litigation and conduct	6.9%	10.2%	9.3%	9.6%	0.4%	10.2%	12.3%	11.0%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,200	17,192	17,178	17,111	17,075	17,074	17,067	17,037

Basic earnings per ordinary share excluding litigation and conduct	4.7p	7.2p	6.3p	6.3p	0.3p	6.6p	7.8p	7.1p

Barclays UK
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,122)	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)	(971)	(1,416)
Impact of litigation and conduct	58	1,480	41	3	15	54	3	411
Operating expenses	(1,064)	(952)	(1,022)	(999)	(1,160)	(988)	(968)	(1,005)

Total income	1,959	1,846	1,771	1,777	1,863	1,896	1,836	1,788

Cost: income ratio excluding litigation and conduct	54%	52%	58%	56%	62%	52%	53%	56%

Profit before tax
Profit/(loss) before tax	647	(687)	477	585	390	740	656	170
Impact of litigation and conduct	58	1,480	41	3	15	54	3	411
Profit before tax excluding litigation and conduct	705	793	518	588	405	794	659	581

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	438	(907)	328	422	241	510	473	(26)
Post-tax impact of litigation and conduct	43	1,457	30	2	12	48	1	411
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	481	550	358	424	253	558	474	385

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.8	13.9	13.8	13.9	13.6	13.7	13.6	13.4
Average goodwill and intangibles	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)
Average allocated tangible equity	10.3	10.4	10.3	10.4	10.1	10.1	10.1	9.8

Return on average allocated tangible equity excluding litigation and conduct	18.7%	21.2%	13.9%	16.4%	10.1%	22.0%	18.8%	15.7%

Barclays International
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,500)	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)
Impact of litigation and conduct	86	-	11	19	33	32	47	15
Operating expenses	(2,414)	(2,282)	(2,435)	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)

Total income	3,452	3,750	3,903	3,570	3,221	3,290	3,707	3,808

Cost: income ratio excluding litigation and conduct	70%	61%	62%	62%	82%	69%	62%	60%

Profit before tax
Profit before tax	640	1,137	1,223	1,118	215	850	1,297	1,413
Impact of litigation and conduct	86	-	11	19	33	32	47	15
Profit before tax excluding litigation and conduct	726	1,137	1,234	1,137	248	882	1,344	1,428

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	397	799	832	788	(21)	687	926	1,007
Post-tax impact of litigation and conduct	64	2	8	16	34	26	34	12
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	461	801	840	804	13	713	960	1,019

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.9	33.3	32.1	31.6	32.4	32.5	32.8	31.4
Average goodwill and intangibles	(1.0)	(1.1)	(1.0)	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)
Average allocated tangible equity	30.9	32.2	31.1	30.5	31.3	31.1	31.4	30.1

Return on average allocated tangible equity excluding litigation and conduct	6.0%	10.0%	10.8%	10.6%	0.2%	9.2%	12.2%	13.6%

Corporate and Investment Bank
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,926)	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)
Impact of litigation and conduct	79	4	7	19	23	32	-	13
Operating expenses	(1,847)	(1,712)	(1,860)	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)

Total income	2,314	2,617	2,795	2,505	2,151	2,235	2,580	2,799

Cost: income ratio excluding litigation and conduct	80%	65%	67%	65%	94%	77%	69%	63%

Profit before tax
Profit before tax	359	882	887	827	85	498	835	1,175
Impact of litigation and conduct	79	4	7	19	23	32	-	13
Profit before tax excluding litigation and conduct	438	886	894	846	108	530	835	1,188

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	193	609	596	582	(84)	431	600	834
Post-tax impact of litigation and conduct	58	5	5	16	27	25	-	10
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	251	614	601	598	(57)	456	600	844

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	25.9	26.9	25.8	25.2	26.0	26.2	26.7	25.9
Average goodwill and intangibles	(0.1)	-	-	(0.1)	-	(0.2)	(0.3)	(0.3)
Average allocated tangible equity	25.8	26.9	25.8	25.1	26.0	25.9	26.4	25.6

Return on average allocated tangible equity excluding litigation and conduct	3.9%	9.2%	9.3%	9.5%	(0.9%)	7.0%	9.1%	13.2%

Consumer, Cards and Payments
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(574)	(566)	(579)	(587)	(638)	(565)	(580)	(529)
Impact of litigation and conduct	7	(4)	4	-	10	-	47	2
Operating expenses	(567)	(570)	(575)	(587)	(628)	(565)	(533)	(527)

Total income	1,138	1,133	1,108	1,065	1,070	1,055	1,127	1,009

Cost: income ratio excluding litigation and conduct	50%	50%	52%	55%	59%	54%	47%	52%

Profit before tax
Profit before tax	281	255	336	291	130	352	462	238
Impact of litigation and conduct	7	(4)	4	-	10	-	47	2
Profit before tax excluding litigation and conduct	288	251	340	291	140	352	509	240

Profit attributable to ordinary equity holders of the parent
Attributable profit	204	190	236	206	63	256	326	173
Post-tax impact of litigation and conduct	6	(3)	3	-	7	1	34	2
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	210	187	239	206	70	257	360	175

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.0	6.4	6.3	6.4	6.4	6.3	6.0	5.5
Average goodwill and intangibles	(0.9)	(1.1)	(1.0)	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)
Average allocated tangible equity	5.1	5.3	5.3	5.4	5.3	5.2	5.0	4.5

Return on average allocated tangible equity excluding litigation and conduct	16.3%	14.0%	18.0%	15.4%	5.4%	19.9%	28.9%	15.7%

Head Office
	Q419	Q319	Q219	Q119	Q418	Q318	Q218	Q118
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(190)	(204)	(169)	(220)	(231)	(129)	(58)	(1,819)
Impact of litigation and conduct	23	88	1	39	12	19	31	1,535
Loss before tax excluding litigation and conduct	(167)	(116)	(168)	(181)	(219)	(110)	(27)	(284)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(154)	(184)	(126)	(172)	(234)	(147)	(120)	(1,699)
Post-tax impact of litigation and conduct	15	66	2	28	16	11	24	1,507
Attributable loss excluding litigation and conduct	(139)	(118)	(124)	(144)	(218)	(136)	(96)	(192)

Tangible net asset value per share	As at	As at
	31.12.19	31.12.18
	£m	£m
Total equity excluding non-controlling interests	64,429	62,556
Other equity instruments	(10,871)	(9,632)
Goodwill and intangibles	(8,119)	(7,973)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	45,439	44,951

	m	m
Shares in issue	17,322	17,133

	p	p
Tangible net asset value per share	262	262

Shareholder Information

Results timetable1		Date
Ex-dividend date		27 February 2020
Dividend record date		28 February 2020
Scrip reference share price set and made available to shareholders		5 March 2020
Cut off time of 4.30 pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)		13 March 2020
Dividend payment date/first day of dealing in new shares		3 April 2020
Q1 2020 Results Announcement		29 April 2020

For qualifying US and Canadian resident ADR holders, the 2019 full year dividend of 6.0p per ordinary share becomes 24.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

	Year ended	Year ended
Exchange rates2	31.12.19	31.12.18	% Change3
Period end - USD/GBP	1.33	1.28	4%
Average - USD/GBP	1.28	1.33	(4%)
3 month average - USD/GBP	1.29	1.29	-
Period end - EUR/GBP	1.18	1.12	5%
Average - EUR/GBP	1.14	1.13	1%
3 month average - EUR/GBP	1.16	1.13	3%

Share price data
Barclays PLC (p)	179.64	150.52
Barclays PLC number of shares (m)	17,322	17,133

For further information please contact

Investor relations	Media relations
Adam Strachan +1 212 526 8442	Thomas Hoskin +44 (0) 20 7116 4755
James Johnson +44 (0)20 7116 7233

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
J.P.Morgan Chase Bank, N.A
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 866 700 1652 (for the hearing impaired).
J.P.Morgan Chase Bank N.A., Shareholder Services, PO Box 64504, St Paul, MN 55164-0504, USA.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.